SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.

This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho ) as filed with the Kanto Financial Bureau in Japan on February 13, 2018, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States as of March 31, 2017 and December 31, 2017 and for the three and nine months ended December 31, 2016 and 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 13, 2018	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President and Chief Financial Officer
ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

Notes to Translation

1.

The following is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on February 13, 2018, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) as of March 31, 2017 and December 31, 2017 and for the three and nine months ended December 31, 2016 and 2017.

2.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in Note 1 “Overview of Accounting Principles Utilized” of the notes to Consolidated Financial Statements.

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with U.S. GAAP.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Fiscal year ended March 31, 2017
Total revenues	¥1,925,769	¥2,194,882	¥2,678,659
Income before income taxes	334,096	360,488	424,965
Net income attributable to ORIX Corporation shareholders	217,118	256,391	273,239
Comprehensive Income attributable to ORIX Corporation shareholders	185,536	272,442	263,378
ORIX Corporation shareholders’ equity	2,437,009	2,667,906	2,507,698
Total assets	11,142,540	11,551,918	11,231,895
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	165.89	200.05	208.88
Diluted (yen)	165.74	199.86	208.68
ORIX Corporation shareholders’ equity ratio (%)	21.9	23.1	22.3
Cash flows from operating activities	443,035	328,627	583,955
Cash flows from investing activities	(116,113)	(327,439)	(237,608)
Cash flows from financing activities	(113,913)	180,120	(33,459)
Cash and cash equivalents at end of period	941,326	1,232,874	1,039,870

	Millions of yen (except for per share amounts)
	Three months ended December 31, 2016	Three months ended December 31, 2017
Total revenues	¥704,644	¥677,086
Net income attributable to ORIX Corporation shareholders	74,968	90,421
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	57.32	70.67

Note: Consumption tax is excluded from the stated amount of total revenues.

(2) Overview of Activities

During the nine months ended December 31, 2017, no significant changes were made in the Company and its subsidiaries’ operations. Additionally, there were no changes of principal subsidiaries and affiliates.

2.	Risk Factors

Investing in the Company’s securities involves risks. You should carefully consider the information described herein as well as the risks described under “Risk Factors” in our Form 20-F for the fiscal year ended March 31, 2017 and the other information in that annual report, including, but not limited to, the Company’s consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” The Company’s business activities, financial condition and results of operations and the trading prices of the Company’s securities could be adversely affected by any of those factors or other factors.

3.	Material Contracts

Not applicable.

4.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected the Company’s financial condition and results of operations. Also included is management’s assessment of factors and trends that could have a material effect on the Company’s financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed herein. These factors and trends regarding the future were assessed as of the issue date of this quarterly financial report (shihanki houkokusho).

(1)	Qualitative Information Regarding Consolidated Financial Results

Financial Highlights

Financial Results for the Nine Months Ended December 31, 2017

Total revenues	¥2,194,882 million (Up 14% year on year)
Total expenses	¥1,921,600 million (Up 15% year on year)
Income before income taxes	¥360,488 million (Up 8% year on year)
Net income attributable to ORIX Corporation Shareholders	¥256,391 million (Up 18% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥200.05 (Up 21% year on year)
(Diluted)	¥199.86 (Up 21% year on year)
ROE (Annualized) *1	13.2% (12.2% during the same period in the previous fiscal year)
ROA (Annualized) *2	3.00% (2.62% during the same period in the previous fiscal year)

*1	ROE is the ratio of Net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of Net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.

Total revenues for the nine months ended December 31, 2017 (hereinafter, “the third consolidated period”) increased 14% to ¥2,194,882 million compared to ¥1,925,769 million during the same period of the previous fiscal year. Life insurance premiums and related investment income in the life insurance business increased due to an increase in life insurance premiums from an increase in in-force policies, and an increase in investment income from assets under variable annuity and variable life insurance contracts following the market’s recovery. In addition, sales of goods and real estate increased due primarily to revenues generated by subsidiaries in the principal investment business, and services income increased due primarily to service expansion in the asset management business and the environment and energy business.

Total expenses increased 15% to ¥1,921,600 million compared to ¥1,678,202 million during the same period of the previous fiscal year. Life insurance costs increased due to an increase in a provision of liability reserve in line with the aforementioned increase in in-force policies and an increase in investment income. In addition, costs of goods and real estate sold and services expense increased in line with the aforementioned increased revenues.

Equity in net income of affiliates increased due mainly to the recognition of significant gains on sales of investments in real estate joint ventures. Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased compared to the same period of the previous fiscal year due to significant gains on sales of subsidiaries and affiliates recorded during the previous fiscal year.

As a result of the foregoing, income before income taxes for the third consolidated period increased 8% to ¥360,488 million compared to ¥334,096 million during the same period of the previous fiscal year. In addition, due to the impact from tax reform in the United States, net income attributable to ORIX Corporation shareholders increased 18% to ¥256,391 million compared to ¥217,118 million during the same period of the previous fiscal year.

Segment Information

Total revenues and profits by segment for the nine months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	Nine months ended December 31, 2016		Nine months ended December 31, 2017		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥75,546	¥26,314	¥86,091	¥37,551	¥10,545	14	¥11,237	43
Maintenance Leasing	202,657	28,642	207,085	31,085	4,428	2	2,443	9
Real Estate	153,243	49,721	138,632	52,084	(14,611)	(10)	2,363	5
Investment and Operation	870,404	68,783	1,073,655	62,648	203,251	23	(6,135)	(9)
Retail	274,708	60,055	336,381	63,274	61,673	22	3,219	5
Overseas Business	351,733	95,600	358,340	109,576	6,607	2	13,976	15

Total	1,928,291	329,115	2,200,184	356,218	271,893	14	27,103	8

Difference between Segment Total and Consolidated Amounts	(2,522)	4,981	(5,302)	4,270	(2,780)	—	(711)	(14)

Total Consolidated Amounts	¥1,925,769	¥334,096	¥2,194,882	¥360,488	¥269,113	14	¥26,392	8

Total assets by segment as of March 31, 2017 and December 31, 2017 are as follows:
			Millions of yen
			March 31, 2017		December 31, 2017		Change
			Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services			¥1,032,152	9.1	¥966,914	8.4	¥(65,238)	(6)
Maintenance Leasing			752,513	6.7	780,548	6.8	28,035	4
Real Estate			657,701	5.9	605,767	5.2	(51,934)	(8)
Investment and Operation			768,675	6.8	870,257	7.5	101,582	13
Retail			3,291,631	29.3	3,212,749	27.8	(78,882)	(2)
Overseas Business			2,454,200	21.9	2,756,502	23.9	302,302	12

Total			8,956,872	79.7	9,192,737	79.6	235,865	3

Difference between Segment Total and Consolidated Amounts			2,275,023	20.3	2,359,181	20.4	84,158	4

Total Consolidated Amounts			¥11,231,895	100.0	¥11,551,918	100.0	¥320,023	3

Segment information for the nine months ended December 31, 2017 is as follows:

Corporate Financial Services Segment: Loan, leasing and fee business

The Japanese economy on the whole entered a moderate recovery phase. The balance of outstanding loans at financial institutions continues to increase while interest rates on loans remain at low levels.

Segment revenues increased 14% to ¥86,091 million compared to ¥75,546 million during the same period of the previous fiscal year due to an increase in gains on sales of securities, an increase in services income resulting from our stable fee businesses provided to domestic small- and medium-sized enterprise customers and from revenue generated by Yayoi Co. Ltd, despite a decrease in finance revenues from decreases in investment in direct financing leases and installment loans.

Segment expenses decreased due to a decrease in interest expense.

As a result of the foregoing, segment profits increased 43% to ¥37,551 million compared to ¥26,314 million during the same period of the previous fiscal year.

Segment assets decreased 6% to ¥966,914 million compared to the end of the previous fiscal year due to decreases in investment in direct financing leases, installment loans and investment in securities.

	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥22,872	¥21,575	¥(1,297)	(6)
Operating leases	18,575	17,408	(1,167)	(6)
Services income	28,776	30,076	1,300	5
Gains on investment securities and dividends, and other	5,323	17,032	11,709	220

Total Segment Revenues	75,546	86,091	10,545	14

Segment Expenses:
Interest expense	4,631	3,746	(885)	(19)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	365	681	316	87
Other	46,290	46,394	104	0

Total Segment Expenses	51,286	50,821	(465)	(1)

Segment Operating Income	24,260	35,270	11,010	45

Equity in Net income (Loss) of Affiliates, and others	2,054	2,281	227	11

Segment Profits	¥26,314	¥37,551	¥11,237	43

	As of March 31, 2017	As of December 31, 2017	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥433,929	¥415,131	¥(18,798)	(4)
Installment loans	398,558	369,365	(29,193)	(7)
Investment in operating leases	30,114	25,982	(4,132)	(14)
Investment in securities	34,773	20,905	(13,868)	(40)
Property under facility operations	13,034	14,796	1,762	14
Inventories	51	51	0	0
Advances for investment in operating leases	80	94	14	18
Investment in affiliates	18,392	16,759	(1,633)	(9)
Advances for property under facility operations	139	139	0	0
Goodwill and other intangible assets acquired in business combinations	103,082	103,692	610	1

Total Segment Assets	¥1,032,152	¥966,914	¥(65,238)	(6)

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing

Demand in corporate capital investment has been gradually increasing. The volume of new auto-leases is gradually increasing due to moderate economic recovery in Japan.

Segment revenues increased 2% to ¥207,085 million compared to ¥202,657 million during the same period of the previous fiscal year due to increases in finance revenues and operating leases revenues in line with an increased average segment asset balance in the automobile leasing business and an increase in services income.

Segment expenses increased in line with the aforementioned revenue increases.

As a result of the foregoing, segment profits increased 9% to ¥31,085 million compared to ¥28,642 million during the same period of the previous fiscal year.

Segment assets increased 4% to ¥780,548 million compared to the end of the previous fiscal year due primarily to an increase in new auto-leases in the automobile leasing business.

	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥9,723	¥10,530	¥807	8
Operating leases	139,960	142,092	2,132	2
Services income	50,059	51,633	1,574	3
Sales of goods and real estate, and other	2,915	2,830	(85)	(3)

Total Segment Revenues	202,657	207,085	4,428	2

Segment Expenses:
Interest expense	2,556	2,347	(209)	(8)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	260	114	(146)	(56)
Other	171,180	173,325	2,145	1

Total Segment Expenses	173,996	175,786	1,790	1

Segment Operating Income	28,661	31,299	2,638	9

Equity in Net income (Loss) of Affiliates, and others	(19)	(214)	(195)	—

Segment Profits	¥28,642	¥31,085	¥2,443	9

	As of March 31, 2017	As of December 31, 2017	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥277,480	¥293,743	¥16,263	6
Investment in operating leases	469,824	482,348	12,524	3
Investment in securities	1,322	804	(518)	(39)
Property under facility operations	803	832	29	4
Inventories	445	378	(67)	(15)
Advances for investment in operating leases	335	104	(231)	(69)
Investment in affiliates	1,880	1,914	34	2
Goodwill and other intangible assets acquired in business combinations	424	425	1	0

Total Segment Assets	¥752,513	¥780,548	¥28,035	4

Real Estate Segment: Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services

Land prices remain high and vacancy rates in the Japanese office building market remain at low levels, especially in the Greater Tokyo Area due primarily to the quantitative easing policies implemented by the Bank of Japan, including the low interest rate environment. However, we are also seeing a trend where sales prices of condominiums are no longer increasing. Changes in tourism preferences such as increased availability and usage of vacation rentals are affecting the operations of hotels and Japanese inns.

Segment revenues decreased 10% to ¥138,632 million compared to ¥153,243 million during the same period of the previous fiscal year due primarily to a decrease in operating leases revenues in line with a decrease in gains on sales of rental property in Japan and a decrease in asset balance in operating leases, partially offset by an increase in services income from facilities operations.

Segment expenses increased compared to the same period of the previous fiscal year due primarily to an increase in services expense from facilities operations.

As a result of the foregoing and due to an increase in equity in net income of affiliates in line with the recognition of significant gains on sales of investments in real estate joint ventures, segment profits increased 5% to ¥52,084 million compared to ¥49,721 million during the same period of the previous fiscal year.

Segment assets decreased 8% to ¥605,767 million compared to the end of the previous fiscal year due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties.

	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥1,786	¥1,507	¥(279)	(16)
Operating leases	59,636	39,264	(20,372)	(34)
Services income	86,004	92,937	6,933	8
Sales of goods and real estate, and other	5,817	4,924	(893)	(15)

Total Segment Revenues	153,243	138,632	(14,611)	(10)

Segment Expenses:
Interest expense	2,404	1,751	(653)	(27)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	630	2,274	1,644	261
Other	102,467	103,878	1,411	1

Total Segment Expenses	105,501	107,903	2,402	2

Segment Operating Income	47,742	30,729	(17,013)	(36)

Equity in Net income (Loss) of Affiliates, and others	1,979	21,355	19,376	979

Segment Profits	¥49,721	¥52,084	¥2,363	5

	As of March 31, 2017	As of December 31, 2017	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥27,523	¥30,728	¥3,205	12
Installment loans	0	311	311	0
Investment in operating leases	298,184	246,369	(51,815)	(17)
Investment in securities	3,552	3,497	(55)	(2)
Property under facility operations	185,023	190,310	5,287	3
Inventories	2,567	2,795	228	9
Advances for investment in operating leases	18,634	19,355	721	4
Investment in affiliates	99,347	81,473	(17,874)	(18)
Advances for property under facility operations	11,196	19,390	8,194	73
Goodwill and other intangible assets acquired in business combinations	11,675	11,539	(136)	(1)

Total Segment Assets	¥657,701	¥605,767	¥(51,934)	(8)

Investment and Operation Segment: Environment and energy, principal investment, loan servicing (asset recovery), and concession

Investment in infrastructure, especially energy infrastructure, is diversifying in Japan. In the energy business, among renewable energy, investment is expanding beyond solar power to wind and geothermal power. In addition, business structures are diversifying. In infrastructure investment markets, the use of private funds is expanding within public facilities management. In emerging countries, infrastructure demand is growing rapidly with economic growth, and Japanese companies are expected to increase infrastructure investment.

Segment revenues increased 23% to ¥1,073,655 million compared to ¥870,404 million during the same period of the previous fiscal year due to increases in sales of goods from subsidiaries in the principal investment business and services income from the environment and energy business.

Segment expenses increased compared to the same period of the previous fiscal year in line with the aforementioned revenues expansion.

On the other hand, due to the recognition of significant gains on sales of shares of an affiliate during the same period of the previous fiscal year, segment profits decreased 9% to ¥62,648 million compared to ¥68,783 million during the same period of the previous fiscal year.

Segment assets increased 13% to ¥870,257 million compared to the end of the previous fiscal year due primarily to a new large-scale investment in affiliates in the environment and energy business.

	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥7,907	¥7,283	¥(624)	(8)
Gains on investment securities and dividends	11,517	5,739	(5,778)	(50)
Sales of goods and real estate	626,964	816,556	189,592	30
Services income	217,093	236,176	19,083	9
Operating leases, and other	6,923	7,901	978	14

Total Segment Revenues	870,404	1,073,655	203,251	23

Segment Expenses:
Interest expense	3,643	4,097	454	12
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	5,183	(653)	(5,836)	—
Other	828,571	1,035,004	206,433	25

Total Segment Expenses	837,397	1,038,448	201,051	24

Segment Operating Income	33,007	35,207	2,200	7

Equity in Net income (Loss) of Affiliates, and others	35,776	27,441	(8,335)	(23)

Segment Profits	¥68,783	¥62,648	¥(6,135)	(9)

	As of March 31, 2017	As of December 31, 2017	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥26,016	¥25,305	¥(711)	(3)
Installment loans	56,435	51,436	(4,999)	(9)
Investment in operating leases	25,434	28,733	3,299	13
Investment in securities	51,474	37,186	(14,288)	(28)
Property under facility operations	187,674	185,715	(1,959)	(1)
Inventories	112,798	128,447	15,649	14
Advances for investment in operating leases	1,237	1,621	384	31
Investment in affiliates	71,481	150,560	79,079	111
Advances for property under facility operations	55,180	70,911	15,731	29
Goodwill and other intangible assets acquired in business combinations	180,946	190,343	9,397	5

Total Segment Assets	¥768,675	¥870,257	¥101,582	13

Retail Segment: Life insurance, banking and card loan

While the life insurance business in Japan is currently affected by macroeconomic factors such as domestic population decline, we are seeing a rise in demand for medical insurance. Companies are developing new products and revising insurance premiums which reflect the performance of related products. In the card loan business for individuals and the mortgage business, some lenders are refraining from expanding their assets due to an overheating business environment.

Segment revenues increased 22% to ¥336,381 million compared to ¥274,708 million during the same period of the previous fiscal year due mainly to an increase in life insurance premiums in line with an increase in in-force policies, and an increase in investment income from assets under variable annuity and variable life insurance contracts in the life insurance business following the market’s recovery.

Segment expenses increased compared to the same period of the previous fiscal year due to an increase in a provision of liability reserve in line with the aforementioned increase in in-force policies and an increase in investment income.

As a result of the foregoing, segment profits increased 5% to ¥63,274 million compared to ¥60,055 million during the same period of the previous fiscal year.

Segment assets decreased 2% to ¥3,212,749 million compared to the end of the previous fiscal year due primarily to sales of investment in securities as well as the surrender of variable annuity and variable life insurance contracts in the life insurance business, which offset an increase in installment loans in the banking business.

	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥43,680	¥46,172	¥2,492	6
Life insurance premiums and related investment income	222,456	279,578	57,122	26
Services income, and other	8,572	10,631	2,059	24

Total Segment Revenues	274,708	336,381	61,673	22

Segment Expenses:
Interest expense	3,082	3,025	(57)	(2)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	7,459	8,663	1,204	16
Other	204,115	261,417	57,302	28

Total Segment Expenses	214,656	273,105	58,449	27

Segment Operating Income	60,052	63,276	3,224	5

Equity in Net income (Loss) of Affiliates, and others	3	(2)	(5)	—

Segment Profits	¥60,055	¥63,274	¥3,219	5

	As of March 31, 2017	As of December 31, 2017	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥518	¥269	¥(249)	(48)
Installment loans	1,718,655	1,835,308	116,653	7
Investment in operating leases	46,243	45,223	(1,020)	(2)
Investment in securities	1,509,180	1,315,176	(194,004)	(13)
Investment in affiliates	810	549	(261)	(32)
Goodwill and other intangible assets acquired in business combinations	16,225	16,224	(1)	(0)

Total Segment Assets	¥3,291,631	¥3,212,749	¥(78,882)	(2)

Overseas Business Segment: Leasing, loan, bond investment, asset management and aircraft and ship-related operations

The U.S. economy has continued to recover with improvements in employment and income environment; other regions have also experienced moderate recovery. Although interest rates remain low worldwide, the scaling back of quantitative easing policies are likely in advanced nations. The asset management industry is expected to increase assets under management due to the increase in pension assets and the high-income class population over the mid- and long-term. The aviation industry is expected to continue to expand its market size against the backdrop of increasing passenger demand mainly in emerging countries. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

Segment revenues increased 2% to ¥358,340 million compared to ¥351,733 million during the same period of the previous fiscal year due to increases in services income in the asset management business and operating leases revenues in our aircraft-related operations in line with an increase in gains on sales of aircraft, despite a decrease in sales of goods resulting from the sale of a subsidiary during the previous fiscal year.

Segment expenses decreased compared to the same period of the previous fiscal year due primarily to a decrease in costs of goods sold resulting from the aforementioned sale of a subsidiary.

As a result of the foregoing, segment profits increased 15% to ¥109,576 million compared to ¥95,600 million in the same period of the previous fiscal year.

Segment assets increased 12% to ¥2,756,502 million compared to the end of the previous fiscal year due to increases in investment in operating leases in our aircraft-related operations, installment loans in the Americas and Asia, and the recognition of goodwill and other intangible assets in line with investment in a new subsidiary, offset by a decrease in investment in securities.

	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Finance revenues	¥59,165	¥71,886	¥12,721	22
Gains on investment securities and dividends	9,089	13,669	4,580	50
Operating leases	65,868	84,750	18,882	29
Services income	161,111	179,454	18,343	11
Sales of goods and real estate, and other	56,500	8,581	(47,919)	(85)

Total Segment Revenues	351,733	358,340	6,607	2

Segment Expenses:
Interest expense	26,779	36,133	9,354	35
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	9,835	4,849	(4,986)	(51)
Other	256,766	238,506	(18,260)	(7)

Total Segment Expenses	293,380	279,488	(13,892)	(5)

Segment Operating Income	58,353	78,852	20,499	35

Equity in Net income (Loss) of Affiliates, and others	37,247	30,724	(6,523)	(18)

Segment Profits	¥95,600	¥109,576	¥13,976	15

	As of March 31, 2017	As of December 31, 2017	Change
			Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥357,732	¥386,539	¥28,807	8
Installment loans	457,393	571,346	113,953	25
Investment in operating leases	420,207	496,278	76,071	18
Investment in securities	465,899	457,234	(8,665)	(2)
Property under facility operations and servicing assets	29,705	46,461	16,756	56
Inventories	1,811	6,078	4,267	236
Advances for investment in operating leases	9,024	8,370	(654)	(7)
Investment in affiliates	332,154	336,976	4,822	1
Advances for property under facility operations	39	0	(39)	—
Goodwill and other intangible assets acquired in business combinations	380,236	447,220	66,984	18

Total Segment Assets	¥2,454,200	¥2,756,502	¥302,302	12

(2) Financial Condition

	As of March 31, 2017		As of December 31, 2017		Change
					Amount	Percent (%)
	(Millions of yen except per share, ratios and percentages)
Total assets	¥11,231,895		¥11,551,918		¥320,023	3
(Segment assets)	8,956,872		9,192,737		235,865	3
Total liabilities	8,577,722		8,738,720		160,998	2
(Short- and long-term debt)	4,138,451		4,249,576		111,125	3
(Deposits)	1,614,608		1,745,058		130,450	8
ORIX Corporation shareholders’ equity	2,507,698		2,667,906		160,208	6
ORIX Corporation shareholders’ equity per share (yen)*1	1,925.17		2,085.15		159.98	8
ORIX Corporation shareholders’ equity ratio*2	22.3%		23.1%		—	—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	1.7	x	1.6	x	—	—

*1	ORIX Corporation shareholders’ equity per share is calculated using total ORIX Corporation shareholders’ equity.
*2	ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets.

Total assets increased 3% to ¥11,551,918 million compared to ¥11,231,895 million as of March 31, 2017. Investment in securities decreased due primarily to sales of investment in securities as well as the surrender of variable annuity and variable life insurance contracts in the life insurance business. On the other hand, installment loans increased due primarily to an increase in the banking business in Japan, and investment in affiliates increased due primarily to a new large-scale investment in the environment and energy business. Segment assets increased 3% to ¥9,192,737 million compared to the balance as of March 31, 2017.

We manage the balance of our interest-bearing liabilities at an appropriate level taking into account the condition of our assets and liquidity on-hand as well as the domestic and overseas financial environments. As a result, long- and short-term debt and deposits increased compared to the balance as of March 31, 2017. In addition, policy liabilities and policy account balances decreased due to the surrender of variable annuity and variable life insurance contracts.

Shareholders’ equity increased 6% to ¥2,667,906 million compared to the balance as of March 31, 2017 due primarily to an increase in retained earnings, despite a decrease due to share repurchases.

(3) Liquidity and Capital Resources

We require capital resources for working capital, investment and loan in our businesses. We accordingly prioritize funding stability, maintaining adequate liquidity, and reducing capital costs. We formulate and execute on funding policies that are resistant to sudden negative events in financial markets, and then conduct funding activities in accordance with actual transitions in our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure in light of projected cash flows, asset liquidity and our own liquidity situation. When implementing our management plan, we adjust our funding based on changes in the external environment and our needs in light of our business activities, and endeavor to maintain flexibility in our funding activities. We endeavor to diversify our funding sources, promote longer liability maturities, disperse interest and principal repayment dates, maintain sufficient liquidity, optimize the balance of liabilities and equity and reinforce our funding stability.

Our funding is comprised of borrowings from financial institutions, direct fund procurement from capital markets and deposits. ORIX Group’s total funding including that from short- and long-term debt and deposits on a consolidated basis was ¥5,994,634 million as of December 31, 2017. Borrowings are procured from a diverse range of financial institutions including major banks, regional banks, foreign banks and life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of December 31, 2017. Procurement from the capital markets is composed of bonds, medium-term notes, commercial paper, payables under securitized leases, loan receivables and other assets (including asset backed securities). The majority of deposits are attributable to ORIX Bank Corporation.

In an effort to promote longer liability maturities and diversify our funding sources, during the nine months ended December 31, 2017, we issued ¥72,000 million bonds in Japan, amount equal to ¥245,278 million of bonds and medium-term notes outside Japan. We intend to continue to strengthen our financial condition, while maintaining appropriately diverse funding.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2017	December 31, 2017
Borrowings from financial institutions	¥233,371	¥309,024
Commercial paper	50,096	49,546

Total short-term debt	¥283,467	¥358,570

Short-term debt as of December 31, 2017 was ¥358,570 million, which accounted for 8% of the total amount of short and long-term debt (excluding deposits) as compared to 7% as of March 31, 2017.

While the amount of short-term debt as of December 31, 2017 was ¥358,570 million, the sum of cash and cash equivalents and the unused amount of committed credit facilities as of December 31, 2017 was ¥1,503,827 million.

(b) Long-term debt

	Millions of yen
	March 31, 2017	December 31, 2017
Borrowings from financial institutions	¥2,724,856	¥2,783,456
Bonds	688,488	811,778
Medium-term notes	196,570	194,700
Payables under securitized lease, loan receivables and other assets	245,070	101,072

Total long-term debt	¥3,854,984	¥3,891,006

The balance of long-term debt as of December 31, 2017 was ¥3,891,006 million, which accounted for 92% of the total amount of short and long-term debt (excluding deposits) as compared to 93% as of March 31, 2017.

(c) Deposits

	Millions of yen
	March 31, 2017	December 31, 2017
Deposits	¥1,614,608	¥1,745,058

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation and ORIX Asia Limited accept deposits. These deposit-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

(4) Summary of Cash Flows

Cash and cash equivalents as of December 31, 2017 increased by ¥193,004 million to ¥1,232,874 million compared to March 31, 2017.

Cash flows provided by operating activities were ¥328,627 million in the nine months ended December 31, 2017, down from ¥443,035 million during the same period of the previous fiscal year, primarily resulting from an increase in payment of income taxes.

Cash flows used in investing activities were ¥327,439 million in the nine months ended December 31, 2017, up from ¥116,113 million during the same period of the previous fiscal year. This change was primarily resulting from increases in purchases of lease equipment and investment in affiliates.

Cash flows provided by financing activities were ¥180,120 million in the nine months ended December 31, 2017 compared to the outflow of ¥113,913 million during the same period of the previous fiscal year. This change was primarily resulting from an increase in proceeds from debt with maturities longer than three months.

(5) Challenges to be addressed

There were no significant changes for the nine months ended December 31, 2017.

(6) Research and Development Activity

There were no significant changes in research and development activities for the nine months ended December 31, 2017.

(7) Major facilities

There were no significant changes in major facilities for the nine months ended December 31, 2017.

5.	Company Stock Information

(The following disclosure is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Issued Shares, Common Stock and Capital Reserve

The number of issued shares, the amount of common stock and capital reserve for the three months ended December 31, 2017 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Capital reserve
Increase, net	December 31, 2017	Increase, net	December 31, 2017	Increase, net	December 31, 2017

143	1,324,285	¥161	¥220,724	¥161	¥247,903

(2) List of Major Shareholders

Not applicable (this item is not subject to disclosure in quarterly reports for the three months ended December 31, 2017).

6.	Directors and Executive Officers

Between the filing date of Form 20-F for the fiscal year ended March 31, 2017 and December 31, 2017, the personnel changes of the directors and the executive officers are as follows:

(1) Departures

Name	Title	Areas of duties	The day of retirement
Shintaro Agata	Corporate Executive Vice President	Head of Treasury and Accounting Headquarters	December 31, 2017

Takao Kato	Corporate Senior Vice President	Deputy Head of Treasury and Accounting Headquarters	December 31, 2017

Satoru Katahira	Corporate Senior Vice President	Chief Information Officer Responsible for IT Planning Office	December 31, 2017

Shuichi Murakami	Executive Officer	Responsible for Special Assignments	December 31, 2017

7.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	Millions of yen
Assets	March 31, 2017	December 31, 2017
Cash and Cash Equivalents	¥1,039,870	¥1,232,874
Restricted Cash	93,342	90,680
Investment in Direct Financing Leases	1,204,024	1,214,118
Installment Loans	2,815,706	2,872,025
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017 ¥19,232 million
December 31, 2017 ¥31,980 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(59,227)	(55,713)
Investment in Operating Leases	1,313,164	1,346,466
Investment in Securities	2,026,512	1,834,645
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017 ¥24,894 million
December 31, 2017 ¥39,277 million
Property under Facility Operations	398,936	408,140
Investment in Affiliates	524,234	588,376
Trade Notes, Accounts and Other Receivable	283,427	308,128
Inventories	117,863	137,909
Office Facilities	110,781	109,845
Other Assets	1,363,263	1,464,425
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017 ¥22,116 million
December 31, 2017 ¥12,834 million

Total Assets	¥11,231,895	¥11,551,918

Note:	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	March 31, 2017	December 31, 2017
Cash and Cash Equivalents	¥5,674	¥5,174
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	90,822	55,109
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	186,818	41,903
Investment in Operating Leases	151,686	123,120
Property under Facility Operations	109,656	108,840
Investment in Affiliates	53,046	52,578
Other	105,591	79,908

	¥703,293	¥466,632

	Millions of yen
Liabilities and Equity	March 31, 2017	December 31, 2017
Liabilities:
Short-Term Debt	¥283,467	¥358,570
Deposits	1,614,608	1,745,058
Trade Notes, Accounts and Other Payable	251,800	210,031
Policy Liabilities and Policy Account Balances	1,564,758	1,524,532
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017 ¥605,520 million
December 31, 2017 ¥487,136 million
Current and Deferred Income Taxes	445,712	393,207
Long-Term Debt	3,854,984	3,891,006
Other Liabilities	562,393	616,316

Total Liabilities	8,577,722	8,738,720

Redeemable Noncontrolling Interests	6,548	6,802

Commitments and Contingent Liabilities
Equity:
Common Stock	220,524	220,724
Additional Paid-in Capital	268,138	267,319
Retained Earnings	2,077,474	2,261,107
Accumulated Other Comprehensive Income (Loss)	(21,270)	(5,219)
Treasury Stock, at Cost	(37,168)	(76,025)

ORIX Corporation Shareholders’ Equity	2,507,698	2,667,906
Noncontrolling Interests	139,927	138,490

Total Equity	2,647,625	2,806,396

Total Liabilities and Equity	¥11,231,895	¥11,551,918

Note:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	March 31, 2017	December 31, 2017
Trade Notes, Accounts and Other Payable	¥2,998	¥1,199
Long-Term Debt	438,473	288,566
Other	10,391	6,933

	¥451,862	¥296,698

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Revenues:
Finance revenues	¥147,894	¥160,915
Gains on investment securities and dividends	24,354	33,919
Operating leases	289,769	289,967
Life insurance premiums and related investment income	221,398	278,538
Sales of goods and real estate	695,616	836,689
Services income	546,738	594,854

Total revenues	1,925,769	2,194,882

Expenses:
Interest expense	53,955	56,806
Costs of operating leases	181,417	188,777
Life insurance costs	147,467	205,030
Costs of goods and real estate sold	631,538	782,273
Services expense	332,299	358,724
Other (income) and expense, net	710	(1,096)
Selling, general and administrative expenses	307,280	315,267
Provision for doubtful receivables and probable loan losses	12,371	11,960
Write-downs of long-lived assets	4,802	3,029
Write-downs of securities	6,363	830

Total expenses	1,678,202	1,921,600

Operating Income	247,567	273,282
Equity in Net Income of Affiliates	25,811	46,289
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	56,431	40,917
Bargain Purchase Gain	4,287	0

Income before Income Taxes	334,096	360,488
Provision for Income Taxes	110,212	98,934

Net Income	223,884	261,554

Net Income Attributable to the Noncontrolling Interests	6,542	4,875

Net Income Attributable to the Redeemable Noncontrolling Interests	224	288

Net Income Attributable to ORIX Corporation Shareholders	¥217,118	¥256,391

	Yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Amounts per Share of Common Stock for Net Income attributable to ORIX Corporation shareholders:
Basic:	¥165.89	¥200.05
Diluted:	¥165.74	¥199.86

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Revenues:
Finance revenues	¥51,312	¥54,438
Gains on investment securities and dividends	9,147	13,442
Operating leases	93,697	92,009
Life insurance premiums and related investment income	105,662	97,328
Sales of goods and real estate	262,090	220,121
Services income	182,736	199,748

Total revenues	704,644	677,086

Expenses:
Interest expense	18,607	18,885
Costs of operating leases	60,151	63,552
Life insurance costs	76,044	73,315
Costs of goods and real estate sold	241,174	202,708
Services expense	113,306	122,109
Other (income) and expense, net	1,391	368
Selling, general and administrative expenses	103,581	105,968
Provision for doubtful receivables and probable loan losses	5,628	3,962
Write-downs of long-lived assets	3,393	1,557
Write-downs of securities	151	407

Total expenses	623,426	592,831

Operating Income	81,218	84,255
Equity in Net Income of Affiliates	10,046	7,676
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	23,597	15,945

Income before Income Taxes	114,861	107,876
Provision for Income Taxes	37,916	15,723

Net Income	76,945	92,153

Net Income Attributable to the Noncontrolling Interests	1,901	1,592

Net Income Attributable to the Redeemable Noncontrolling Interests	76	140

Net Income Attributable to ORIX Corporation Shareholders	¥74,968	¥90,421

	Yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Amounts per Share of Common Stock for Net Income attributable to ORIX Corporation shareholders:
Basic:	¥57.32	¥70.67
Diluted:	¥57.26	¥70.60

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Net Income	¥223,884	¥261,554

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(16,872)	(9,926)
Net change of defined benefit pension plans	677	(583)
Net change of foreign currency translation adjustments	(18,528)	25,882
Net change of unrealized gains (losses) on derivative instruments	353	439

Total other comprehensive income (loss)	(34,370)	15,812

Comprehensive Income	189,514	277,366

Comprehensive Income Attributable to the Noncontrolling Interests	3,479	4,587

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	499	337

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥185,536	¥272,442

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Net Income	¥76,945	¥92,153

Other comprehensive income, net of tax:
Net change of unrealized gains (losses) on investment in securities	(14,019)	(6,899)
Net change of defined benefit pension plans	(822)	(136)
Net change of foreign currency translation adjustments	40,984	7,227
Net change of unrealized gains (losses) on derivative instruments	2,153	363

Total other comprehensive income	28,296	555

Comprehensive Income	105,241	92,708

Comprehensive Income Attributable to the Noncontrolling Interests	5,268	637

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	1,123	155

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥98,850	¥91,916

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Nine months ended December 31, 2016

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥220,469	¥257,629	¥1,864,241	¥(6,222)	¥(25,686)	¥2,310,431	¥162,388	¥2,472,819

Contribution to subsidiaries						0	17,318	17,318
Transaction with noncontrolling interests		10,996		(5,186)		5,810	(39,972)	(34,162)
Comprehensive income, net of tax:
Net income			217,118			217,118	6,542	223,660
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(16,853)		(16,853)	(19)	(16,872)
Net change of defined benefit pension plans				550		550	127	677
Net change of foreign currency translation adjustments				(15,579)		(15,579)	(3,224)	(18,803)
Net change of unrealized gains (losses) on derivative instruments				300		300	53	353

Total other comprehensive income (loss)						(31,582)	(3,063)	(34,645)

Total comprehensive income						185,536	3,479	189,015

Cash dividends			(61,299)			(61,299)	(2,914)	(64,213)
Exercise of stock options	35	17				52	0	52
Acquisition of treasury stock					(3,844)	(3,844)	0	(3,844)
Disposal of treasury stock		(56)			84	28	0	28
Other, net		295				295	0	295

Ending Balance	¥220,504	¥268,881	¥2,020,060	¥(42,990)	¥(29,446)	¥2,437,009	¥140,299	¥2,577,308

Nine months ended December 31, 2017
	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Beginning Balance	¥220,524	¥268,138	¥2,077,474	¥(21,270)	¥(37,168)	¥2,507,698	¥139,927	¥2,647,625

Contribution to subsidiaries						0	11,227	11,227
Transaction with noncontrolling interests		(1,060)				(1,060)	(9,679)	(10,739)
Comprehensive income, net of tax:
Net income			256,391			256,391	4,875	261,266
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(9,878)		(9,878)	(48)	(9,926)
Net change of defined benefit pension plans				(584)		(584)	1	(583)
Net change of foreign currency translation adjustments				26,107		26,107	(274)	25,833
Net change of unrealized gains (losses) on derivative instruments				406		406	33	439

Total other comprehensive income (loss)						16,051	(288)	15,763

Total comprehensive income						272,442	4,587	277,029

Cash dividends			(72,757)			(72,757)	(7,572)	(80,329)
Exercise of stock options	200	100				300	0	300
Acquisition of treasury stock					(39,110)	(39,110)	0	(39,110)
Disposal of treasury stock		(180)			253	73	0	73
Other, net		321	(1)			320	0	320

Ending Balance	¥220,724	¥267,319	¥2,261,107	¥(5,219)	¥(76,025)	¥2,667,906	¥138,490	¥2,806,396

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 10 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Cash Flows from Operating Activities:
Net income	¥223,884	¥261,554
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	187,904	202,704
Provision for doubtful receivables and probable loan losses	12,371	11,960
Equity in net income of affiliates (excluding interest on loans)	(24,326)	(43,796)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(56,431)	(40,917)
Bargain purchase gain	(4,287)	0
Gains on sales of available-for-sale securities	(31,043)	(26,182)
Gains on sales of operating lease assets	(44,435)	(32,482)
Write-downs of long-lived assets	4,802	3,029
Write-downs of securities	6,363	830
Decrease in restricted cash	703	348
Decrease in trading securities	85,264	96,680
Increase in inventories	(12,985)	(14,723)
Decrease (Increase) in trade notes, accounts and other receivable	7,820	(4,533)
Decrease in trade notes, accounts and other payable	(21,523)	(13,778)
Decrease in policy liabilities and policy account balances	(76,865)	(40,226)
Other, net	185,819	(31,841)

Net cash provided by operating activities	443,035	328,627

Cash Flows from Investing Activities:
Purchases of lease equipment	(624,957)	(734,163)
Principal payments received under direct financing leases	339,905	349,351
Installment loans made to customers	(958,188)	(1,062,960)
Principal collected on installment loans	745,385	859,626
Proceeds from sales of operating lease assets	226,852	254,152
Investment in affiliates, net	(8,907)	(93,642)
Proceeds from sales of investment in affiliates	75,296	64,260
Purchases of available-for-sale securities	(357,065)	(315,859)
Proceeds from sales of available-for-sale securities	461,836	370,440
Proceeds from redemption of available-for-sale securities	93,521	85,429
Purchases of held-to-maturity securities	(306)	0
Purchases of other securities	(8,311)	(26,358)
Proceeds from sales of other securities	21,630	31,387
Purchases of property under facility operations	(66,980)	(62,852)
Acquisitions of subsidiaries, net of cash acquired	(45,980)	(55,075)
Sales of subsidiaries, net of cash disposed	38,707	46,960
Other, net	(48,551)	(38,135)

Net cash used in investing activities	(116,113)	(327,439)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(24,429)	51,095
Proceeds from debt with maturities longer than three months	896,938	1,230,660
Repayment of debt with maturities longer than three months	(1,032,037)	(1,094,145)
Net increase in deposits due to customers	127,706	130,385
Cash dividends paid to ORIX Corporation shareholders	(61,299)	(72,757)
Acquisition of treasury stock	(3,844)	(39,110)
Contribution from noncontrolling interests	2,844	6,478
Purchases of shares of subsidiaries from noncontrolling interests	(24,929)	(6,651)
Net increase (decrease) in call money	10,500	(18,000)
Other, net	(5,363)	(7,835)

Net cash provided by (used in) financing activities	(113,913)	180,120

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(2,103)	11,696

Net increase in Cash and Cash Equivalents	210,906	193,004

Cash and Cash Equivalents at Beginning of Period	730,420	1,039,870

Cash and Cash Equivalents at End of Period	¥941,326	¥1,232,874

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States (“U.S. GAAP”), except for the accounting for stock splits.

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in our March 31, 2017 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate leases or loans are being deferred and amortized as yield adjustments over the life of related direct financing leases or loans by using interest method.

Under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

Japanese GAAP allows for operating lease assets to be depreciated using mainly either a declining-balance basis or a straight-line basis.

(c) Accounting for life insurance operations

Under U.S. GAAP, certain costs related directly to the successful acquisition of new (or renewal of) insurance contracts are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, policy liabilities for future policy benefits are established using the net level premium method based on actuarial estimates of the amount of future policyholder benefits. Under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(d) Accounting for goodwill and other intangible assets in business combination

Under U.S. GAAP, goodwill and intangible assets that have indefinite useful lives are not amortized, but assessed for impairment at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the net actuarial gain (loss) is amortized using a corridor test.

Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees.

(f) Sale of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(g) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

(h) Securitization of financial assets

Under U.S. GAAP, an entity is required to perform analysis to determine whether or not to consolidate special-purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to an SPE that needs to be consolidated, the transaction is not accounted for as a sale but accounted for as a secured borrowing.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

(i) Fair value option

Under U.S. GAAP, an entity is permitted to carry certain eligible financial assets and liabilities at fair value and to recognize changes in that item’s fair value in earnings through the election of the fair value option.

Under Japanese GAAP, there are no accounting standard for fair value option.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied. In addition, the consolidated financial statements include variable interest entities to which the Company and its subsidiaries are primary beneficiaries.

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses, the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and intangible assets that have indefinite useful lives.

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

(d) Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectability is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Finance Revenues—Finance revenues mainly include revenues for direct financing leases and installment loans. The policies applied to direct financing leases and installment loans are described hereinafter.

(1) Revenues from direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. The estimated unguaranteed residual value is based on market value of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Revenues from installment loans

Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method. Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

(3) Non-accrual policy

In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual loans and lease receivables to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

Gains on investment securities and dividends—Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends is established.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation, which was ¥566,946 million and ¥594,744 million as of March 31, 2017 and December 31, 2017, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment.

Sales of goods and real estate—

(1) Sales of goods

The Company and its subsidiaries sell to our customers various types of goods, including precious metals and jewels. Revenues from such sales of goods are recognized when persuasive evidence of an arrangement exists, delivery has occurred, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the goods and assumed the risks and rewards of ownership. Revenues are recognized net of estimated sales returns and incentives.

(2) Real estate sales

Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

Services income—Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered to the customer, the transaction price is fixed or determinable and collectability is reasonably assured. The policies applied to asset management, servicing and automobile maintenance services are described hereinafter.

(1) Revenues from asset management and servicing

The Company and its subsidiaries provide to our customers investment management services for investments in financial assets, and asset management as well as maintenance and administrative services for investments in real estate properties. The Company and its subsidiaries also perform servicing on behalf of our customers. The Company and its subsidiaries receive fees for those services from our customers.

Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized when transactions occur or services are rendered and the amounts are fixed or determinable and collectability of which is reasonably assured. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contracts. Certain subsidiaries recognize revenues from performance fees when earned based on the performance of the asset under management while other subsidiaries recognize revenues from performance fees on an accrual basis over the period in which services are performed. Performance fees are calculated based on the predetermined percentages on the performance of the assets under management in accordance with the contracts.

(2) Revenues from automobile maintenance services

The Company and its subsidiaries provide automobile maintenance services to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are recognized over the contract period in proportion to the estimated service costs to be incurred.

(e) Insurance and reinsurance transactions

Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. A certain subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

The insurance contracts sold by the subsidiary include variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investments in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.

The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which is included in other assets in the consolidated balance sheets.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of a subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.

Certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees.

Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office buildings, condominiums, golf courses and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the Company’s share, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on the issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within six months.

For debt securities, where the fair value is less than the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When the Company and its subsidiaries deem a debt security to be other-than-temporarily impaired, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value of the debt securities in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, when the Company and its subsidiaries determine the decline in value is other than temporary, the Company and its subsidiaries reduce the carrying value of the security to the fair value and charge against income losses related to these other securities.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates for the nine months ended December 31, 2016 and 2017 were 33.0% and 27.4%, respectively. These rates are 33.0% and 14.6% for the three months ended December 31, 2016 and 2017 respectively. For the nine and three months ended December 31, 2016 and 2017, the Company and its subsidiaries in Japan were subject to a National Corporate tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.7%. The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable income for tax purposes, changes in valuation allowance, the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

On December 22, 2017, the tax reform bill ”Tax Cuts and Jobs Act (H.R.1 / Public Law No. 115-97)” in the United States was enacted. From January 1, 2018, the U.S. corporate tax rate will be reduced from 35% to 21%. Decrease of the deferred tax assets and liabilities due to this tax reform resulted in a decrease of provision for income taxes by ¥17,465 million for the nine and three months ended December 31, 2017.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset, a reduction of an amount refundable or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

The Company and certain subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to trusts or SPEs that issue asset-backed beneficial interests and securities to the investors.

Trusts or SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

The ineffective portion of changes in fair value of derivatives that qualify as a hedge are recorded in earnings.

For all hedging relationships that are designated and qualify as hedging, at inception the Company and its subsidiaries formally document the details of the hedging relationship and the hedged activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The costs of pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value of the grant date. The costs are recognized over the requisite service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code became unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of December 31, 2017 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock splits were not considered to be stock dividends under U.S. GAAP.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans and others.

(q) Installment loans

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale originated on or after October 1, 2011. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2017 and December 31, 2017 were ¥22,548 million and ¥33,550 million, respectively. There were ¥19,232 million and ¥31,980 million of loans held for sale as of March 31, 2017 and December 31, 2017, respectively, measured at fair value by electing the fair value option.

(r) Property under facility operations

Property under facility operations consist primarily of operating facilities (including golf courses, hotels, training facilities and senior housings) and environmental assets (including mega solar), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥85,255 million and ¥99,167 million as of March 31, 2017 and December 31, 2017, respectively.

(s) Trade notes, accounts and other receivable

Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets and payment made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts.

(t) Inventories

Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandises for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2017 and December 31, 2017, residential condominiums under development were ¥60,920 million and ¥74,651 million, respectively, and completed residential condominiums and merchandises for sale were ¥56,943 million and ¥63,258 million, respectively.

The Company and its subsidiaries recorded ¥654 million and ¥512 million of write-downs principally on completed residential condominiums and merchandise for sale for the nine months ended December 31, 2016 and 2017, respectively, primarily resulting from a decrease in expected sales price. The amounts of such write-downs for the three months ended December 31, 2016 and 2017 were ¥18 million and ¥424 million, respectively. These write-downs were recorded in costs of goods and real estate sold and principally included in the Investment and Operation segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥47,534 million and ¥51,891 million as of March 31, 2017 and December 31, 2017, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and construction of real estate for operating lease, prepaid benefit cost, servicing assets, derivative assets and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

The Company and its subsidiaries perform an impairment test for goodwill and any intangible assets that have indefinite useful lives at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the first step of the two-step impairment test. The first step of goodwill impairment test, used to identify potential impairment, calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. The second step of the goodwill impairment test compares implied fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets. For those indefinite-lived assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

The amount of goodwill was ¥341,178 million and ¥391,354 million as of March 31, 2017 and December 31, 2017, respectively.

The amount of other intangible assets was ¥396,051 million and ¥425,426 million as of March 31, 2017 and December 31, 2017, respectively.

(x) Trade notes, accounts and other payable

Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased, merchandise for sale and other assets, accounts payable in relation to construction work of residential condominiums and deposits received mainly for withholding income tax.

(y) Other Liabilities

Other liabilities include primarily interest, bonus accrued expense and accrued benefit liability, advances received from lessees in relation to lease contracts, deposit received from real estate transaction and derivative liabilities.

(z) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(aa) Advertising

The costs of advertising are expensed as incurred.

(ab) Earnings per share

Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.

(ac) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries

Additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ad) Redeemable noncontrolling interests

Noncontrolling interests in a certain subsidiary are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.

(ae) Issuance of stock by an affiliate

When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(af) New accounting pronouncements

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued. The core principle of this Update is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply a five-step model to determine when to recognize revenue, and in what amount. The five steps to apply the model are:

•	Identify the contract(s) with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when (or as) the entity satisfies a performance obligation

This Update requires an entity to disclose more information about contracts with customers than under the current disclosure requirements.

In April 2016, Accounting Standards Update 2016-10 (“Identifying Performance Obligations and Licensing”—ASC 606 (“Revenue from Contracts with Customers”)) was issued as an amendment of the new revenue standard. This Update adds further guidance on identifying performance obligations and also improves the operability and understandability of the licensing implementation guidance. The amendments do not change the core principle of the guidance in ASC 606.

In May 2016, Accounting Standards Update 2016-12 (“Narrow-Scope Improvements and Practical Expedients”—ASC 606 (“Revenue from Contracts with Customers”)) was issued as an amendment of the new revenue standard. This Update (1) clarifies the objective of the collectibility criterion for applying paragraph 606-10-25-7; (2) permits an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specifies that the measurement date for non-cash consideration is contract inception; (4) provides a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarifies that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarifies that an entity that retrospectively applies ASC 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption.

These Updates are effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2017. Early adoption is permitted only for the fiscal year beginning after December 15, 2016, and interim periods within the fiscal year. An entity should apply the amendments in these Updates using either a retrospective method or a cumulative-effect method. The entity may elect some optional practical expedients when applying these Updates. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying these Updates as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. The Company and its subsidiaries will adopt these Updates on April 1, 2018, using the cumulative-effect method, for only those contracts that are not completed at the date of initial adoption. These Updates require a number of new disclosures to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The scope of these Updates excludes lease contracts, financial instruments and other contractual rights and obligations within the scope of other ASC Topics including loans, investments in securities and derivatives and also excludes contracts within the scope of ASC Topic 944 (“Financial Services—Insurance”). Therefore, the Company and its subsidiaries’ such revenues will not be affected by these Updates. However, the Company and its subsidiaries have been in process of evaluating the impact of these Updates on our consolidated financial statements around other revenue streams. Based on the Company and its subsidiaries’ assessment and best estimates to date, the impact of the application of these Updates will likely result in a change in the timing of revenue recognition and accounting policy for performance fees received from customers regarding asset management business. Currently, certain subsidiaries recognize such fees when earned based on the performance of the asset under management, while other subsidiaries recognize the fees on accrual basis over the period in which services are performed. New guidance requires recognizing such fees as revenue to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Additionally, there will be changes in the timing of revenue recognition and accounting policy for the certain project-based orders in real estate business for which the Company and its subsidiaries currently apply the percentage-of-completion or completed contract method. Under the new guidance, there are specific criteria to determine if a performance obligation should be satisfied over time or at a point in time. The Company and its subsidiaries expect that in some cases the revenue recognition timing will change from current practice based on applying the specific criteria under the new guidance. Further, the Company and its subsidiaries will expand its disclosures regarding these revenue streams, as applicable, to discuss contract balances, performance obligations, significant judgments made, and contract costs. Other than the impact that have been currently identified, the Company and its subsidiaries continue to evaluate the effect that the adoption of these Updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these Updates.

In July 2015, Accounting Standards Update 2015-11 (“Simplifying the Measurement of Inventory”—ASC 330 (“Inventory”)) was issued. This Update applies to all inventory except for which is measured using last-in, first-out (LIFO) or the retail inventory method, and requires an entity to measure inventory at the lower of cost and net realizable value. Additionally, this Update defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company and its subsidiaries adopted this Update on April 1, 2017. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) was issued. This Update revises accounting related to the classification and measurement of equity investments. This Update also revises the presentation of certain fair value changes for financial liabilities measured at fair value. Additionally, this Update amends certain disclosure requirements associated with the fair value of financial instruments. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application to financial statements of fiscal years or interim periods that have not yet been issued is permitted as of the beginning of the fiscal year of adoption. The amendments in this Update should be applied by means of cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. And the amendments relate to equity investments without readily determinable fair value are to be applied prospectively. The Company and its subsidiaries will adopt this Update on April 1, 2018. Based on the Company and its subsidiaries’ initial assessment and best estimates to date, the impact of the application of this Update will likely result in recognizing unrealized changes in fair value of equity investments through earnings rather than other comprehensive income. Additionally, cumulative unrealized changes in fair value of equity investments as of the beginning of fiscal year of adoption of this Update will be reclassified to retained earnings from accumulated other comprehensive income. Equity investments currently accounted for under the cost method of accounting will be accounted for either at fair value with unrealized changes in fair value recognized in earnings or using alternative method that requires carrying value to be adjusted by using subsequent observable transactions. Other than the impact that have been currently identified, the Company and its subsidiaries continue to evaluate the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In February 2016, Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) was issued. This Update requires a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some important changes. This Update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. The Company and its subsidiaries will adopt this Update on April 1, 2019. Based on the Company and its subsidiaries’ initial assessment and best estimates to date, the impact of the application of the Update will likely result in gross up of right -of-use assets and corresponding lease liabilities principally for operating leases where it is the lessee, such as ground leases and office and equipment leases. Other than the impact that have been currently identified, the Company and its subsidiaries continue to evaluate the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In March 2016, Accounting Standards Update 2016-07 (“Simplifying the Transition to the Equity Method Accounting”—ASC 323 (“Investments—Equity Method and Joint Ventures”)) was issued. This Update eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. This Update also requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and requires that an entity that has an available-for sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The Company and its subsidiaries adopted this Update on April 1, 2017. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In June 2016, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This Update significantly changes how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of this Update. This Update also makes targeted amendments to the current impairment model for available-for-sale debt securities. This Update is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in this Update should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company and its subsidiaries will adopt this Update on April 1, 2020. The Company and its subsidiaries continue to evaluate the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In August 2016, Accounting Standards Update 2016-15 (“Classification of Certain Cash Receipts and Cash Payments”—ASC 230 (“Statement of Cash Flows”)) was issued. This Update amends ASC 230 to add or clarify guidance on the classification of certain cash receipts and cash payments in the statement of cash flows. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. This Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company and its subsidiaries will adopt this Update on April 1, 2018. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ statement of cash flows.

In October 2016, Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) was issued. This Update eliminates the exception to defer the income tax consequences of intra-entity transfers of assets other than inventory until the assets are ultimately sold to an outside party and requires the recognition of the current and deferred tax consequences when those transfers occur. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. This Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company and its subsidiaries will adopt this Update on April 1, 2018. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In October 2016, Accounting Standards Update 2016-17 (“Interests Held through Related Parties That Are under Common Control”—ASC 810 (“Consolidation”)) was issued. This Update amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The Company and its subsidiaries adopted this Update on April 1, 2017. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In November 2016, Accounting Standards Update 2016-18 (“Restricted Cash”—ASC230 (“Statement of Cash Flows”)) was issued. This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company and its subsidiaries will adopt this Update on April 1, 2018. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ statement of cash flows.

In January 2017, Accounting Standards Update 2017-04 (“Simplifying the Test for Goodwill Impairment”—ASC 350 (“Intangible—Goodwill and Other”)) was issued. This Update eliminates Step 2 from the current goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This Update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. This Update is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates on or after January 1, 2017. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operation or financial position will depend on the outcomes of future goodwill impairment tests.

In August 2017, Accounting Standards Update 2017-12 (“Targeted Improvements to Accounting for Hedging Activities”—ASC 815 (“Derivatives and Hedging”)) was issued. This Update changes the recognition and presentation requirements of hedge accounting including eliminating the requirement to separately measure and report hedge ineffectiveness and presenting all items that affect earnings in the same income statement line as the hedged item. This Update is effective for fiscal years beginning after December 15, 2018, and interim period within those fiscal years. Early adoption is permitted, including in an interim period. For cash flow hedges and net investment hedges existing at the date of adoption, an entity should apply a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings as of the beginning of fiscal year that an entity adopts the amendment in this Update. The amended presentation and disclosure guidance is required only prospectively. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

3.	Fair Value Measurements

The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1 —	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3 —	Unobservable inputs for the assets or liabilities.

The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading securities, available-for-sale securities, certain investment funds, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and December 31, 2017:

March 31, 2017

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥19,232	¥0	¥19,232	¥0
Trading securities	569,074	37,500	531,574	0
Available-for-sale securities:	1,165,417	93,995	946,906	124,516
Japanese and foreign government bond securities	345,612	2,748	342,864	0
Japanese prefectural and foreign municipal bond securities*2	168,822	0	168,822	0
Corporate debt securities*3	393,644	11,464	380,562	1,618
Specified bonds issued by SPEs in Japan	1,087	0	0	1,087
CMBS and RMBS in the Americas	98,501	0	40,643	57,858
Other asset-backed securities and debt securities	64,717	0	764	63,953
Equity securities*4	93,034	79,783	13,251	0
Other securities:	27,801	0	0	27,801
Investment funds*5	27,801	0	0	27,801
Derivative assets:	22,999	734	17,032	5,233
Interest rate swap agreements	304	0	304	0
Options held/written and other	5,804	0	571	5,233
Futures, foreign exchange contracts	12,346	734	11,612	0
Foreign currency swap agreements	4,545	0	4,545	0
Netting*6	(4,019)	0	0	0
Net derivative assets	18,980	0	0	0
Other assets:	22,116	0	0	22,116
Reinsurance recoverables*7	22,116	0	0	22,116

Total	¥1,826,639	¥132,229	¥1,514,744	¥179,666

Liabilities:
Derivative liabilities:	¥16,295	¥165	¥16,130	¥0
Interest rate swap agreements	4,567	0	4,567	0
Options held/written and other	1,071	0	1,071	0
Futures, foreign exchange contracts	8,821	165	8,656	0
Foreign currency swap agreements	1,677	0	1,677	0
Credit derivatives held	159	0	159	0
Netting*6	(4,019)	0	0	0
Net derivative Liabilities	12,276	0	0	0
Policy Liabilities and Policy Account Balances:	605,520	0	0	605,520
Variable annuity and variable life insurance contracts*8	605,520	0	0	605,520

Total	¥621,815	¥165	¥16,130	¥605,520

December 31, 2017

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥31,980	¥0	¥31,980	¥0
Trading securities	471,679	37,980	433,699	0
Available-for-sale securities:	1,064,751	70,725	856,725	137,301
Japanese and foreign government bond securities	266,327	4,237	262,090	0
Japanese prefectural and foreign municipal bond securities*2	171,202	0	171,202	0
Corporate debt securities*3	387,511	7,990	376,405	3,116
Specified bonds issued by SPEs in Japan	909	0	0	909
CMBS and RMBS in the Americas	79,026	0	36,157	42,869
Other asset-backed securities and debt securities	90,732	0	325	90,407
Equity securities*4	69,044	58,498	10,546	0
Other securities:	36,732	0	0	36,732
Investment funds*5	36,732	0	0	36,732
Derivative assets:	10,121	42	4,537	5,542
Interest rate swap agreements	172	0	172	0
Options held/written and other	7,307	0	1,765	5,542
Futures, foreign exchange contracts	1,403	42	1,361	0
Foreign currency swap agreements	1,239	0	1,239	0
Netting*6	(580)	0	0	0
Net derivative assets	9,541	0	0	0
Other assets:	12,834	0	0	12,834
Reinsurance recoverables*7	12,834	0	0	12,834

Total	¥1,628,097	¥108,747	¥1,326,941	¥192,409

Liabilities:
Derivative liabilities:	¥21,012	¥592	¥20,420	¥0
Interest rate swap agreements	4,595	0	4,595	0
Options held/written and other	1,340	0	1,340	0
Futures, foreign exchange contracts	10,603	592	10,011	0
Foreign currency swap agreements	4,339	0	4,339	0
Credit derivatives held	135	0	135	0
Netting*6	(580)	0	0	0
Net derivative Liabilities	20,432	0	0	0
Policy Liabilities and Policy Account Balances:	487,136	0	0	487,136
Variable annuity and variable life insurance contracts*8	487,136	0	0	487,136

Total	¥508,148	¥592	¥20,420	¥487,136

*1

A certain subsidiary elected the fair value option on the loans held for sale originated on or after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “Other (income) and expense, net” in the consolidated statements of income were a loss of ¥633 million and a gain of ¥399 million from the change in the fair value of the loans for the nine months ended December 31, 2016 and 2017. Included in “Other (income) and expense, net” in the consolidated statements of income were a loss of ¥1,314 million and a gain of ¥976 million from the change in the fair value of the loans for the three months ended December 31, 2016 and 2017. No gains or losses were recognized in earnings during the nine months ended December 31, 2016 and 2017 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2017, were ¥18,362 million and ¥19,232 million, respectively, and the amount of aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥870 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of December 31, 2017, were ¥30,710 million and ¥31,980 million, respectively, and the amount of aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥1,270 million. As of March 31, 2017 and December 31, 2017, there were no loans that are 90 days or more past due, in non-accrual status, or both.

*2

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥21 million and ¥11 million from the change in the fair value of those investments for the nine months ended December 31, 2016 and 2017. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥8 million and ¥14 million from the change in the fair value of those investments for the three months ended December 31, 2016 and 2017. The amounts of aggregate fair value elected the fair value option were ¥1,015 million and ¥782 million as of March 31, 2017 and December 31, 2017, respectively.

*3

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥6 million and ¥49 million from the change in the fair value of those investments for the nine months ended December 31, 2016 and 2017. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥6 million and a gain of ¥14 million from the change in the fair value of those investments for the three months ended December 31, 2016 and 2017. The amounts of aggregate fair value elected the fair value option were ¥1,026 million and ¥7,990 million as of March 31, 2017 and December 31, 2017, respectively.

*4

A certain subsidiary elected the fair value option for certain investments in equity securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥352 million and ¥1,309 million from the change in the fair value of those investments for the nine months ended December 31, 2016 and 2017. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥7 million and ¥428 million from the change in the fair value of those investments for the three months ended December 31, 2016 and 2017. The amounts of aggregate fair value elected the fair value option were ¥15,400 million and ¥24,444 million as of March 31, 2017 and December 31, 2017, respectively.

*5

Certain subsidiaries elected the fair value option for certain investments in investment funds included in other securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥951 million and ¥1,276 million from the change in the fair value of those investments for the nine months ended December 31, 2016 and 2017. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥336 million and ¥611 million from the change in the fair value of those investments for the three months ended December 31, 2016 and 2017. The amounts of aggregate fair value were ¥7,453 million and ¥6,061 million as of March 31, 2017 and December 31, 2017, respectively.

*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7

Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥22,116 million and ¥12,834 million as of March 31, 2017 and December 31, 2017, respectively. For the effect of changes in the fair value of those reinsurance recoverables on earnings during the nine and three months ended December 31, 2016 and 2017, see Note 15 “Life Insurance Operations.”

*8

Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match the earnings recognized for the changes in the fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥605,520 million and ¥487,136 million as of March 31, 2017 and December 31, 2017, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during the nine and three months ended December 31, 2016 and 2017, see Note 15 “Life Insurance Operations.”

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the nine months ended December 31, 2016 and 2017, there were no transfers between Level 1 and Level 2.

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) of the nine months ended December 31, 2016 and 2017:

Nine months ended December 31, 2016

	Millions of yen
	Balance at April 1, 2016	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net) *5	Balance at December 31, 2016	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2016 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Trading securities	¥0	¥0	¥228	¥228	¥2,930	¥0	¥0	¥0	¥3,158	¥0
Available-for-sale securities	99,522	247	11,382	11,629	33,131	(1,666)	(13,272)	0	129,344	74
Corporate debt securities	5	0	(2)	(2)	1,500	0	(50)	0	1,453	0
Specified bonds issued by SPEs in Japan	3,461	1	(27)	(26)	0	(1,200)	(1,073)	0	1,162	0
CMBS and RMBS in the Americas	38,493	182	4,513	4,695	24,061	(466)	(4,042)	0	62,741	18
Other asset-backed securities and debt securities	57,563	64	6,898	6,962	7,570	0	(8,107)	0	63,988	56
Other securities	17,751	1,394	413	1,807	3,334	(3,372)	0	0	19,520	1,394
Investment funds	17,751	1,394	413	1,807	3,334	(3,372)	0	0	19,520	1,394
Derivative assets and liabilities (net)	8,208	(3,689)	0	(3,689)	1,312	0	(1,203)	0	4,628	(3,689)
Options held/written and other	8,208	(3,689)	0	(3,689)	1,312	0	(1,203)	0	4,628	(3,689)
Other asset	37,855	(17,079)	0	(17,079)	6,493	0	(1,113)	0	26,156	(17,079)
Reinsurance recoverables *6	37,855	(17,079)	0	(17,079)	6,493	0	(1,113)	0	26,156	(17,079)
Policy Liabilities and Policy Account Balances	795,001	(1,679)	0	(1,679)	0	0	(120,742)	0	675,938	(1,679)
Variable annuity and variable life insurance contracts *7	795,001	(1,679)	0	(1,679)	0	0	(120,742)	0	675,938	(1,679)

Nine months ended December 31, 2017

	Millions of yen
	Balance at April 1, 2017	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net) *5	Balance at December 31, 2017	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2017 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥124,516	¥1,757	¥1,140	¥2,897	¥63,290	¥(30,542)	¥(22,860)	¥0	¥137,301	¥80
Corporate debt securities	1,618	0	7	7	1,850	0	(359)	0	3,116	0
Specified bonds issued by SPEs in Japan	1,087	5	(3)	2	0	0	(180)	0	909	0
CMBS and RMBS in the Americas	57,858	1,669	(177)	1,492	1,994	(3,468)	(15,007)	0	42,869	2
Other asset-backed securities and debt securities	63,953	83	1,313	1,396	59,446	(27,074)	(7,314)	0	90,407	78
Other securities	27,801	3,082	232	3,314	20,107	(14,490)	0	0	36,732	3,082
Investment funds	27,801	3,082	232	3,314	20,107	(14,490)	0	0	36,732	3,082
Derivative assets and liabilities (net)	5,233	(2,385)	0	(2,385)	4,135	0	(1,441)	0	5,542	(2,385)
Options held/written and other	5,233	(2,385)	0	(2,385)	4,135	0	(1,441)	0	5,542	(2,385)
Other asset	22,116	(12,368)	0	(12,368)	4,264	0	(1,178)	0	12,834	(12,368)
Reinsurance recoverables *6	22,116	(12,368)	0	(12,368)	4,264	0	(1,178)	0	12,834	(12,368)
Policy Liabilities and Policy Account Balances	605,520	(32,251)	0	(32,251)	0	0	(150,635)	0	487,136	(32,251)
Variable annuity and variable life insurance contracts *7	605,520	(32,251)	0	(32,251)	0	0	(150,635)	0	487,136	(32,251)

*1

Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments.” Additionally, unrealized gains and losses from other securities are included mainly in “Net change of foreign currency translation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.
*6

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*7

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

There were no transfers in or out of Level 3 in the nine months ended December 31, 2016 and 2017.

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the three months ended December 31, 2016 and 2017, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended December 31, 2016 and 2017:

Three months ended December 31, 2016

	Millions of yen
	Balance at September 30, 2016	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net) *5	Balance at December 31, 2016	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2016 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Trading securities	¥0	¥0	¥228	¥228	¥2,930	¥0	¥0	¥0	¥3,158	¥0
Available-for-sale securities	105,687	24	14,702	14,726	12,049	0	(3,118)	0	129,344	15
Corporate debt securities	1,507	0	(4)	(4)	0	0	(50)	0	1,453	0
Specified bonds issued by SPEs in Japan	1,261	0	(9)	(9)	0	0	(90)	0	1,162	(1)
CMBS and RMBS in the Americas	48,788	4	8,503	8,507	7,148	0	(1,702)	0	62,741	4
Other asset-backed securities and debt securities	54,131	20	6,212	6,232	4,901	0	(1,276)	0	63,988	12
Other securities	15,321	543	2,289	2,832	3,046	(1,679)	0	0	19,520	555
Investment funds	15,321	543	2,289	2,832	3,046	(1,679)	0	0	19,520	555
Derivative assets and liabilities (net)	9,873	(3,822)	0	(3,822)	(1,181)	0	(242)	0	4,628	(3,822)
Options held/written and other	9,873	(3,822)	0	(3,822)	(1,181)	0	(242)	0	4,628	(3,822)
Other asset	37,554	(12,809)	0	(12,809)	2,040	0	(629)	0	26,156	(12,808)
Reinsurance recoverables *6	37,554	(12,809)	0	(12,809)	2,040	0	(629)	0	26,156	(12,808)
Policy Liabilities and Policy Account Balances	715,434	(18,224)	0	(18,224)	0	0	(57,720)	0	675,938	(18,224)
Variable annuity and variable life insurance contracts *7	715,434	(18,224)	0	(18,224)	0	0	(57,720)	0	675,938	(18,224)

Three months ended December 31, 2017

	Millions of yen
	Balance at September 30, 2017	Gains or losses (realized/unrealized)			Purchases *3	Sales	Settlements *4	Transfers in and/ or out of Level 3 (net) *5	Balance at December 31, 2017	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2017 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥131,790	¥61	¥245	¥306	¥18,745	¥(5,428)	¥(8,112)	¥0	¥137,301	¥(40)
Corporate debt securities	2,785	0	2	2	450	0	(121)	0	3,116	0
Specified bonds issued by SPEs in Japan	963	0	(1)	(1)	0	0	(53)	0	909	(5)
CMBS and RMBS in the Americas	49,580	39	36	75	(29)	0	(6,757)	0	42,869	(58)
Other asset-backed securities and debt securities	78,462	22	208	230	18,324	(5,428)	(1,181)	0	90,407	23
Other securities	35,651	1,201	(136)	1,065	6,311	(6,295)	0	0	36,732	1,201
Investment funds	35,651	1,201	(136)	1,065	6,311	(6,295)	0	0	36,732	1,201
Derivative assets and liabilities (net)	5,270	(465)	0	(465)	763	0	(26)	0	5,542	(465)
Options held/written and other	5,270	(465)	0	(465)	763	0	(26)	0	5,542	(465)
Other asset	15,242	(3,460)	0	(3,460)	1,248	0	(196)	0	12,834	(3,460)
Reinsurance recoverables *6	15,242	(3,460)	0	(3,460)	1,248	0	(196)	0	12,834	(3,460)
Policy Liabilities and Policy Account Balances	517,019	(16,353)	0	(16,353)	0	0	(46,236)	0	487,136	(16,353)
Variable annuity and variable life insurance contracts *7	517,019	(16,353)	0	(16,353)	0	0	(46,236)	0	487,136	(16,353)

*1

Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net,” respectively. Additionally, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments.” Additionally, unrealized gains and losses from other securities are included mainly in “Net change of foreign currency translation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.
*6

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*7

“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

There were no transfers in or out of Level 3 in the three months ended December 31, 2016 and 2017.

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis as of March 31, 2017 and December 31, 2017. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

March 31, 2017

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥12,472	¥0	¥0	¥12,472
Investment in operating leases and property under facility operations	22,525	0	0	22,525
Certain investment in affiliates	15,726	0	0	15,726

	¥50,723	¥0	¥0	¥50,723

December 31, 2017
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥6,296	¥0	¥0	¥6,296
Investment in operating leases and property under facility operations	7,637	0	0	7,637

	¥13,933	¥0	¥0	¥13,933

The following is a description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

Valuation process

The Company and its subsidiaries determine fair value of Level 3 assets and liabilities by using valuation techniques, such as internally developed models, or using third-party pricing information. Internally developed models include the discounted cash flow methodologies and direct capitalization methodologies. To measure the fair value of the assets and liabilities, the Company and its subsidiaries select the valuation technique which best reflects the nature, characteristics and risks of each asset and liability. The appropriateness of valuation methods and unobservable inputs is verified when measuring fair values of the assets and liabilities by using internally developed models. The Company and its subsidiaries also use third-party pricing information to measure the fair value of certain assets and liabilities. In that case, the Company and its subsidiaries verify the appropriateness of the prices by monitoring available information about the assets and liabilities, such as current conditions of the assets or liabilities, as well as surrounding market information. When these prices are determined to be able to reflect the nature, characteristics and risks of assets and liabilities reasonably, the Company and its subsidiaries use these prices as fair value of the assets and liabilities.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the Americas are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and property under facility operations and land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.

Trading securities, Available-for-sale securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries judged that there has been increased overall trading activity, and the Company and its subsidiaries classified these securities as Level 2 for those securities that were measured at fair value based on the observable inputs such as trading price and/or bit price. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

Investment funds

Certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as Level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market. A certain subsidiary measures its investment held by the investment company which is owned by the subsidiary at fair value.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

Reinsurance recoverables

Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Variable annuity and variable life insurance contracts

A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market and are categorized as trading securities. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and December 31, 2017:

	March 31, 2017
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale securities:
Corporate debt securities	¥1,613	Discounted cash flows	Discount rate	0.5% – 1.6%
Specified bonds issued by SPEs in Japan	5	Appraisals/Broker quotes	—	(1.1%) —
	1,087	Appraisals/Broker quotes	—	—

CMBS and RMBS in the Americas	57,858	Discounted cash flows	Discount rate	6.4% – 22.6%
				(18.0%)
			Probability of default	0.0% – 26.4%
				(3.6%)

Other asset-backed securities and debt securities	13,890	Discounted cash flows	Discount rate	1.0% – 51.2%
				(8.9%)
			Probability of default	0.6% – 11.0%
				(0.8%)
	50,063	Appraisals/Broker quotes	—	—

Other securities:
Investment funds	11,202	Internal cash flows	Discount rate	0.0% – 40.0%
				(10.0%)
	894	Discounted cash flows	Discount rate	5.4% – 10.0%
				(8.6%)
	15,705	Appraisals/Broker quotes	—	—

Derivative assets:
Options held/written and other	3,525	Discounted cash flows	Discount rate	10.0% – 15.0%
				(11.7%)
	1,708	Appraisals/Broker quotes	—	—

Other assets:
Reinsurance recoverables	22,116	Discounted cash flows	Discount rate	(0.1)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.0%)
			Lapse rate	1.5% – 54.0%
				(14.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (99.2%)

Total	¥179,666

	March 31, 2017
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥605,520	Discounted cash flows	Discount rate	(0.1)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.0%)
			Lapse rate	1.5% – 54.0%
				(14.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (82.7%)

Total	¥605,520

	December 31, 2017
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Available-for-sale securities:
Corporate debt securities	¥3,116	Discounted cash flows	Discount rate	0.4% – 1.7%
				(0.9%)

Specified bonds issued by SPEs in Japan	909	Appraisals/Broker quotes	—	—

CMBS and RMBS in the Americas	42,869	Discounted cash flows	Discount rate	6.4% – 20.0%
				(17.8%)
			Probability of default	0.0% – 24.7%
				(3.1%)

Other asset-backed securities and debt securities	13,934	Discounted cash flows	Discount rate	1.0% – 51.2%
				(10.9%)
			Probability of default	1.6%
				(1.6%)
	76,473	Appraisals/Broker quotes	—	—

Other securities:
Investment funds	6,060	Internal cash flows	Discount rate	0.0% – 40.0%
				(8.0%)
	17,517	Discounted cash flows	Discount rate	3.8% – 10.1%
				(8.3%)
	13,155	Appraisals/Broker quotes	—	—

Derivative assets:
Options held/written and other	5,094	Discounted cash flows	Discount rate	1.0% – 15.0%
				(10.2%)
	448	Appraisals/Broker quotes	—	—

Other assets:
Reinsurance recoverables	12,834	Discounted cash flows	Discount rate	(0.1)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.1%)
			Lapse rate	1.5% – 30.0%
				(18.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (99.0%)

Total	¥192,409

	December 31, 2017
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥487,136	Discounted cash flows	Discount rate	(0.1)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.1%)
			Lapse rate	1.5% – 54.0%
				(18.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0% (79.6%)

Total	¥487,136

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis as of March 31, 2017 and December 31, 2017:

	March 31, 2017
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥12,472	Discounted cash flows	Discount rate	10.0% –10.7%
				(10.5%)
		Direct capitalization	Capitalization rate	10.3% –11.2%
				(10.9%)
Investment in operating leases and property under facility operations	204	Direct capitalization	Capitalization rate	8.5% –10.0%
				(8.7%)
	1,381	Discounted cash flows	Discount rate	6.8% –10.2%
				(9.0%)
	20,940	Appraisals	—	—
Certain investment in affiliates	15,726	Market price method	—	—
		Business enterprise value multiples	—	—

	¥50,723

	December 31, 2017
	Millions of yen
	Fair value	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥6,296	Discounted cash flows	Discount rate	7.6% –10.7%
				(9.3%)
		Direct capitalization	Capitalization rate	7.9% –11.2%
				(10.2%)
Investment in operating leases and property under facility operations	7,637	Appraisals	—	—

	¥13,933

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Acquisitions and divestitures

(1) Acquisitions

There were no material acquisitions during the nine months ended December 31, 2016 and 2017. The Company recognized a bargain purchase gain of ¥4,287 million associated with one of its acquisitions for the nine months ended December 31, 2016. Due to the purchase price allocation associated with this acquisition, the bargain purchase gain for the fiscal year ended March 31, 2017 was changed to ¥5,802 million. The purchase price allocation was finalized for the three months ended June 30, 2017. The Company did not recognize any bargain purchase gain associated with the purchase price allocation during the three months ended June 30, 2017. The Company did not recognize any bargain purchase gain during the nine months ended December 31, 2017.

(2) Divestitures

Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2016 and 2017 amounted to ¥56,431 million and ¥40,917 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2016 mainly consisted of ¥28,904 million in the Investment and Operation segment, ¥25,963 million in the Overseas Business segment and ¥1,301 million in the Corporate Financial Services segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the nine months ended December 31, 2017 mainly consisted of ¥20,416 million in the Investment and Operation segment, ¥18,471 million in the Overseas Business segment and ¥2,028 million in the Corporate Financial Services segment.

Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2016 and 2017 amounted to ¥23,597 million and ¥15,945 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2016 mainly consisted of ¥23,611 million in the Overseas Business segment, and included gains on the sales of the automotive supply wholesale business unit of ORIX USA Corporation, a consolidated subsidiary of the Company. Gains on sales of subsidiaries and affiliates and liquidation losses, net for the three months ended December 31, 2017 mainly consisted of ¥11,232 million in the Investment and Operation segment, ¥4,711 million in the Overseas Business segment.

(3) Determination of divestitures

During the nine months ended December 31, 2017, the Company has determined to apply for the tender offer (hereinafter, the ”Tender Offer”) for the common stock of ARRK Corporation, which is owned through OPI 11 Corporation, a consolidated subsidiary of the Company. The period of the Tender Offer is from November 30, 2017 to January 17, 2018. In the Company’s consolidated balance sheets as of December 31, 2017, the assets or liabilities of the business are mainly recognized as property under facility operations of ¥11,641 million, trade notes, accounts and other receivable of ¥13,900 million and trade notes, accounts and other payable of ¥4,520 million. These related assets and liabilities are included in the Investment and Operation segment.

5. Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses as of March 31, 2017, for the nine and three months ended December 31, 2016 and 2017:

	Nine months ended December 31, 2016
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥13,267	¥1,800	¥23,391	¥8,233	¥13,380	¥60,071
Provision (reversal)	7,731	1,064	3,538	(975)	1,013	12,371
Charge-offs	(4,802)	(2)	(3,892)	(785)	(3,085)	(12,566)
Recoveries	441	0	192	235	11	879
Other *2	584	129	(1,465)	1	(124)	(875)

Ending balance	¥17,221	¥2,991	¥21,764	¥6,709	¥11,195	¥59,880

Individually evaluated for impairment	2,980	2,207	11,088	4,780	0	21,055
Not individually evaluated for impairment	14,241	784	10,676	1,929	11,195	38,825

Financing receivables :
Ending balance	¥1,588,413	¥89,235	¥1,090,366	¥24,826	¥1,199,487	¥3,992,327

Individually evaluated for impairment	15,565	6,214	30,917	8,414	0	61,110
Not individually evaluated for impairment	1,572,848	83,021	1,059,449	16,412	1,199,487	3,931,217

	Three months ended December 31, 2016
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥15,719	¥1,878	¥19,330	¥7,110	¥11,751	¥55,788
Provision (reversal)	2,456	803	2,352	(236)	253	5,628
Charge-offs	(1,476)	0	(1,202)	(275)	(1,287)	(4,240)
Recoveries	203	0	47	15	0	265
Other *2	319	310	1,237	95	478	2,439

Ending balance	¥17,221	¥2,991	¥21,764	¥6,709	¥11,195	¥59,880

	March 31, 2017
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses :
Ending balance	¥18,599	¥2,951	¥21,079	¥6,061	¥10,537	¥59,227

Individually evaluated for impairment	2,927	2,114	10,565	4,462	0	20,068
Not individually evaluated for impairment	15,672	837	10,514	1,599	10,537	39,159

Financing receivables :
Ending balance	¥1,616,009	¥88,726	¥1,063,628	¥24,795	¥1,204,024	¥3,997,182

Individually evaluated for impairment	16,667	6,032	28,883	7,443	0	59,025
Not individually evaluated for impairment	1,599,342	82,694	1,034,745	17,352	1,204,024	3,938,157

	Nine months ended December 31, 2017
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥18,599	¥2,951	¥21,079	¥6,061	¥10,537	¥59,227
Provision (reversal)	9,209	(255)	1,748	(354)	1,612	11,960
Charge-offs	(6,895)	(2,050)	(3,003)	(1,237)	(2,043)	(15,228)
Recoveries	567	0	193	78	17	855
Other *2	5	(10)	(1,324)	12	216	(1,101)

Ending balance	¥21,485	¥636	¥18,693	¥4,560	¥10,339	¥55,713

Individually evaluated for impairment	3,275	39	8,225	3,114	0	14,653
Not individually evaluated for impairment	18,210	597	10,468	1,446	10,339	41,060

Financing receivables :
Ending balance	¥1,710,940	¥79,949	¥1,026,224	¥21,362	¥1,214,118	¥4,052,593

Individually evaluated for impairment	19,561	3,905	22,207	5,319	0	50,992
Not individually evaluated for impairment	1,691,379	76,044	1,004,017	16,043	1,214,118	4,001,601

	Three months ended December 31, 2017
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥20,651	¥2,577	¥19,045	¥4,805	¥10,898	¥57,976
Provision (reversal)	3,191	13	470	(145)	433	3,962
Charge-offs	(2,552)	(1,935)	(1,031)	(127)	(1,103)	(6,748)
Recoveries	191	0	103	15	15	324
Other *3	4	(19)	106	12	96	199

Ending balance	¥21,485	¥636	¥18,693	¥4,560	¥10,339	¥55,713

Note: Loans held for sale are not included in the table above.

*1

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2	Other mainly includes foreign currency translation adjustments and decrease in allowance related to sales of loans.
*3	Other mainly includes foreign currency translation adjustments.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and direct financing leases. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the impaired loans as of March 31, 2017 and December 31, 2017:

	March 31, 2017
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1:		¥6,524	¥6,499	¥0
Consumer borrowers		973	956	0
	Housing loans	973	956	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		5,439	5,431	0
Non-recourse loans	Japan	0	0	0
	The Americas	0	0	0
Other	Real estate companies	0	0	0
	Entertainment companies	8	2	0
	Other	5,431	5,429	0
Purchased loans		112	112	0
With an allowance recorded *2 :		52,501	51,153	20,068
Consumer borrowers		15,694	14,775	2,927
	Housing loans	3,271	2,796	1,202
	Card loans	4,102	4,091	616
	Other	8,321	7,888	1,109
Corporate borrowers		29,476	29,047	12,679
Non-recourse loans	Japan	203	202	35
	The Americas	5,829	5,829	2,079
Other	Real estate companies	7,212	7,154	1,638
	Entertainment companies	1,728	1,720	637
	Other	14,504	14,142	8,290
Purchased loans		7,331	7,331	4,462

Total :		¥59,025	¥57,652	¥20,068

Consumer borrowers		16,667	15,731	2,927

	Housing loans	4,244	3,752	1,202

	Card loans	4,102	4,091	616

	Other	8,321	7,888	1,109

Corporate borrowers		34,915	34,478	12,679

Non-recourse loans	Japan	203	202	35

	The Americas	5,829	5,829	2,079

Other	Real estate companies	7,212	7,154	1,638

	Entertainment companies	1,736	1,722	637

	Other	19,935	19,571	8,290

Purchased loans		7,443	7,443	4,462

	December 31, 2017
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1 :		¥11,275	¥11,266	¥0
Consumer borrowers		867	866	0
	Housing loans	867	866	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		10,293	10,285	0
Non-recourse loans	Japan	0	0	0
	The Americas	3,713	3,713	0
Other	Real estate companies	1,845	1,845	0
	Entertainment companies	8	0	0
	Other	4,727	4,727	0
Purchased loans		115	115	0
With an allowance recorded *2 :		39,717	38,600	14,653
Consumer borrowers		18,694	18,094	3,275
	Housing loans	4,098	3,729	1,290
	Card loans	4,084	4,075	617
	Other	10,512	10,290	1,368
Corporate borrowers		15,819	15,537	8,264
Non-recourse loans	Japan	192	192	39
	The Americas	0	0	0
Other	Real estate companies	2,901	2,849	1,085
	Entertainment companies	1,608	1,598	602
	Other	11,118	10,898	6,538
Purchased loans		5,204	4,969	3,114

Total :		¥50,992	¥49,866	¥14,653

Consumer borrowers		19,561	18,960	3,275

	Housing loans	4,965	4,595	1,290

	Card loans	4,084	4,075	617

	Other	10,512	10,290	1,368

Corporate borrowers		26,112	25,822	8,264

Non-recourse loans	Japan	192	192	39

	The Americas	3,713	3,713	0

Other	Real estate companies	4,746	4,694	1,085

	Entertainment companies	1,616	1,598	602

	Other	15,845	15,625	6,538

Purchased loans		5,319	5,084	3,114

Note: Loans held for sale are not included in the table above.

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the nine and three months ended December 31, 2016 and 2017:

	Nine months ended December 31, 2016
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥14,791	¥215	¥180
	Housing loans	4,265	84	70
	Card loans	4,116	54	46
	Other	6,410	77	64
Corporate borrowers		40,855	481	432
Non-recourse loans	Japan	1,479	6	6
	The Americas	5,641	52	52
Other	Real estate companies	7,847	156	145
	Entertainment companies	2,234	55	55
	Other	23,654	212	174
Purchased loans		9,824	571	571

Total		¥65,470	¥1,267	¥1,183

	Nine months ended December 31, 2017
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥17,929	¥320	¥242
	Housing loans	4,427	157	106
	Card loans	4,086	49	42
	Other	9,416	114	94
Corporate borrowers		31,257	162	155
Non-recourse loans	Japan	197	4	4
	The Americas	5,016	6	6
Other	Real estate companies	6,097	38	37
	Entertainment companies	1,673	36	35
	Other	18,274	78	73
Purchased loans		6,348	18	3

Total		¥55,534	¥500	¥400

	Three months ended December 31, 2016
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥15,255	¥72	¥68
	Housing loans	4,069	30	29
	Card loans	4,112	16	16
	Other	7,074	26	23
Corporate borrowers		37,055	128	128
Non-recourse loans	Japan	281	2	2
	The Americas	5,526	17	17
Other	Real estate companies	7,384	42	42
	Entertainment companies	2,096	17	17
	Other	21,768	50	50
Purchased loans		8,853	237	237

Total		¥61,163	¥437	¥433

	Three months ended December 31, 2017
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥18,986	¥77	¥69
	Housing loans	4,739	23	18
	Card loans	4,082	15	15
	Other	10,165	39	36
Corporate borrowers		28,375	56	53
Non-recourse loans	Japan	194	1	1
	The Americas	4,481	0	0
Other	Real estate companies	5,316	11	11
	Entertainment companies	1,633	8	8
	Other	16,751	36	33
Purchased loans		5,511	15	0

Total		¥52,872	¥148	¥122

Note: Loans held for sale are not included in the table above.

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2017 and December 31, 2017:

	March 31, 2017
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,589,620	¥16,667	¥9,722	¥26,389	¥1,616,009
	Housing loans	1,273,603	4,244	1,685	5,929	1,279,532
	Card loans	264,559	4,102	1,346	5,448	270,007
	Other	51,458	8,321	6,691	15,012	66,470
Corporate borrowers		1,117,439	34,915	0	34,915	1,152,354
Non-recourse loans	Japan	12,555	203	0	203	12,758
	The Americas	70,139	5,829	0	5,829	75,968
Other	Real estate companies	313,947	7,212	0	7,212	321,159
	Entertainment companies	94,190	1,736	0	1,736	95,926
	Other	626,608	19,935	0	19,935	646,543
Purchased loans		17,352	7,443	0	7,443	24,795
Direct financing leases		1,192,424	0	11,600	11,600	1,204,024
	Japan	839,848	0	6,442	6,442	846,290
	Overseas	352,576	0	5,158	5,158	357,734

Total		¥3,916,835	¥59,025	¥21,322	¥80,347	¥3,997,182

	December 31, 2017
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,679,106	¥19,561	¥12,273	¥31,834	¥1,710,940
	Housing loans	1,367,595	4,965	1,908	6,873	1,374,468
	Card loans	258,386	4,084	1,803	5,887	264,273
	Other	53,125	10,512	8,562	19,074	72,199
Corporate borrowers		1,080,061	26,112	0	26,112	1,106,173
Non-recourse loans	Japan	17,865	192	0	192	18,057
	The Americas	58,179	3,713	0	3,713	61,892
Other	Real estate companies	336,321	4,746	0	4,746	341,067
	Entertainment companies	84,392	1,616	0	1,616	86,008
	Other	583,304	15,845	0	15,845	599,149
Purchased loans		16,043	5,319	0	5,319	21,362
Direct financing leases		1,202,431	0	11,687	11,687	1,214,118
	Japan	821,539	0	6,039	6,039	827,578
	Overseas	380,892	0	5,648	5,648	386,540

Total		¥3,977,641	¥50,992	¥23,960	¥74,952	¥4,052,593

Note: Loans held for sale are not included in the table above.

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due 90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans, card loans and other, which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2017 and December 31, 2017:

	March 31, 2017
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥6,433	¥12,971	¥19,404	¥1,616,009	¥12,971
	Housing loans	2,314	3,420	5,734	1,279,532	3,420
	Card loans	518	1,825	2,343	270,007	1,825
	Other	3,601	7,726	11,327	66,470	7,726
Corporate borrowers		4,902	15,224	20,126	1,152,354	24,474
Non-recourse loans	Japan	0	0	0	12,758	0
	The Americas	4,028	4,940	8,968	75,968	5,768
Other	Real estate companies	37	1,867	1,904	321,159	1,867
	Entertainment companies	0	140	140	95,926	140
	Other	837	8,277	9,114	646,543	16,699
Direct financing leases		4,834	11,600	16,434	1,204,024	11,600
	Japan	535	6,442	6,977	846,290	6,442
	Overseas	4,299	5,158	9,457	357,734	5,158

Total		¥16,169	¥39,795	¥55,964	¥3,972,387	¥49,045

	December 31, 2017
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥6,508	¥15,963	¥22,471	¥1,710,940	¥15,963
	Housing loans	2,241	3,909	6,150	1,374,468	3,909
	Card loans	510	2,290	2,800	264,273	2,290
	Other	3,757	9,764	13,521	72,199	9,764
Corporate borrowers		3,425	12,023	15,448	1,106,173	20,678
Non-recourse loans	Japan	0	0	0	18,057	0
	The Americas	200	98	298	61,892	3,713
Other	Real estate companies	36	3,145	3,181	341,067	3,145
	Entertainment companies	0	760	760	86,008	760
	Other	3,189	8,020	11,209	599,149	13,060
Direct financing leases		7,404	11,687	19,091	1,214,118	11,687
	Japan	483	6,039	6,522	827,578	6,039
	Overseas	6,921	5,648	12,569	386,540	5,648

Total		¥17,337	¥39,673	¥57,010	¥4,031,231	¥48,328

Note: Loans held for sale and purchased loans are not included in the table above.

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the nine and three months ended December 31, 2016 and 2017:

	Nine months ended December 31, 2016
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥8,079	¥6,086
	Housing loans	143	117
	Card loans	1,578	1,279
	Other	6,358	4,690
Corporate borrowers		539	535
Other	Other	539	535

Total		¥8,618	¥6,621

	Nine months ended December 31, 2017
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥7,012	¥5,257
	Housing loans	11	11
	Card loans	1,611	1,224
	Other	5,390	4,022
Corporate borrowers		7,872	7,872
Non-recourse loans	The Americas	3,460	3,460
Other	Other	4,412	4,412

Total		¥14,884	¥13,129

	Three months ended December 31, 2016
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥2,770	¥2,093
	Housing loans	¥11	¥4
	Card loans	473	371
	Other	2,286	1,718
Corporate borrowers		86	82
Other	Other	86	82

Total		¥2,856	¥2,175

	Three months ended December 31, 2017
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥2,332	¥1,595
	Card loans	536	371
	Other	1,796	1,224
Corporate borrowers		7,872	7,872
Non-recourse loans	The Americas	3,460	3,460
Other	Other	4,412	4,412

Total		¥10,204	¥9,467

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2016 and for which there was a payment default during the nine and three months ended December 31, 2016:

	Nine months ended December 31, 2016
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥1,549
	Card loans	32
	Other	1,517

Total		¥1,549

	Three months ended December 31, 2016
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥554
	Card loans	20
	Other	534

Total		¥554

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2017 and for which there was a payment default during the nine and three months ended December 31, 2017:

	Nine months ended December 31, 2017
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥60
	Card loans	14
	Other	46
Corporate borrowers		4,412
Other	Other	4,412

Total		¥4,472

	Three months ended December 31, 2017
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥37
	Card loans	8
	Other	29
Corporate borrowers		4,412
Other	Other	4,412

Total		¥4,449

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

As of March 31, 2017 and December 31, 2017, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥324 million and ¥388 million as of March 31, 2017 and December 31, 2017, respectively.

6.	Investment in Securities

Investment in securities as of March 31, 2017 and December 31, 2017 consists of the following:

	Millions of yen
	March 31, 2017	December 31, 2017
Trading securities *	¥569,074	¥471,679
Available-for-sale securities	1,165,417	1,064,751
Held-to-maturity securities	114,400	114,352
Other securities	177,621	183,863

Total	¥2,026,512	¥1,834,645

*

The amount of assets under management of variable annuity and variable life insurance contracts included in trading securities were ¥547,850 million and ¥448,702 million as of March 31, 2017 and December 31, 2017, respectively.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share. The aggregate carrying amount of other securities accounted for under the cost method totaled ¥25,597 million and ¥25,386 million as of March 31, 2017 and December 31, 2017, respectively. Investments with an aggregate cost of ¥25,396 million and ¥25,364 million, respectively, were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale securities, which as of March 31, 2017 and December 31, 2017, were fair valued at ¥1,015 million and ¥782 million, respectively.

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale securities, which as of March 31, 2017 and December 31, 2017, were fair valued at ¥1,026 million and ¥7,990 million, respectively.

A certain subsidiary elected the fair value option for certain investments in equity securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the equity securities and the derivatives used to manage the risk of changes in fair value of these equity securities. As of March 31, 2017 and December 31, 2017, these equity securities were fair valued at ¥15,400 million and ¥24,444 million, respectively.

Certain subsidiaries elected the fair value option for certain investments in investment funds included in other securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2017 and December 31, 2017, the fair values of these investments were ¥7,453 million and ¥6,061 million, respectively.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type as of March 31, 2017 and December 31, 2017 are as follows:

March 31, 2017

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥334,117	¥12,321	¥(826)	¥345,612
Japanese prefectural and foreign municipal bond securities	166,789	3,034	(1,001)	168,822
Corporate debt securities	393,021	3,606	(2,983)	393,644
Specified bonds issued by SPEs in Japan	1,077	10	0	1,087
CMBS and RMBS in the Americas	95,700	3,359	(558)	98,501
Other asset-backed securities and debt securities	61,138	3,957	(378)	64,717
Equity securities	67,914	25,618	(498)	93,034

	1,119,756	51,905	(6,244)	1,165,417

Held-to-maturity:
Japanese government bond securities and other	114,400	25,323	0	139,723

	¥1,234,156	¥77,228	¥(6,244)	¥1,305,140

December 31, 2017

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥254,530	¥11,806	¥(9)	¥266,327
Japanese prefectural and foreign municipal bond securities	167,394	4,177	(369)	171,202
Corporate debt securities	385,492	3,519	(1,500)	387,511
Specified bonds issued by SPEs in Japan	901	8	0	909
CMBS and RMBS in the Americas	77,328	2,654	(956)	79,026
Other asset-backed securities and debt securities	87,277	3,548	(93)	90,732
Equity securities	60,843	10,047	(1,846)	69,044

	1,033,765	35,759	(4,773)	1,064,751

Held-to-maturity:
Japanese government bond securities and other	114,352	26,271	0	140,623

	¥1,148,117	¥62,030	¥(4,773)	¥1,205,374

The following tables provide information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2017 and December 31, 2017, respectively:

March 31, 2017

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥33,991	¥(826)	¥0	¥0	¥33,991	¥(826)
Japanese prefectural and foreign municipal bond securities	36,873	(696)	6,202	(305)	43,075	(1,001)
Corporate debt securities	152,812	(2,983)	0	0	152,812	(2,983)
CMBS and RMBS in the Americas	20,238	(485)	9,428	(73)	29,666	(558)
Other asset-backed securities and debt securities	3,308	(1)	3,991	(377)	7,299	(378)
Equity securities	7,645	(480)	787	(18)	8,432	(498)

	¥254,867	¥(5,471)	¥20,408	¥(773)	¥275,275	¥(6,244)

December 31, 2017

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥3,455	¥(6)	¥1,000	¥(3)	¥4,455	¥(9)
Japanese prefectural and foreign municipal bond securities	20,655	(181)	16,423	(188)	37,078	(369)
Corporate debt securities	92,145	(435)	64,174	(1,065)	156,319	(1,500)
CMBS and RMBS in the Americas	13,086	(469)	6,331	(487)	19,417	(956)
Other asset-backed securities and debt securities	6,125	(24)	3,411	(69)	9,536	(93)
Equity securities	14,977	(883)	8,027	(963)	23,004	(1,846)

	¥150,443	¥(1,998)	¥99,366	¥(2,775)	¥249,809	¥(4,773)

The number of investment securities that were in an unrealized loss position as of March 31, 2017 and December 31, 2017 were 325 and 317, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met.

Debt securities with unrealized loss position mainly include corporate debt securities in Japan and overseas.

The unrealized loss associated with corporate debt securities is primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectability of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired as of December 31, 2017.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired as of December 31, 2017.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for the nine months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Total other-than-temporary impairment losses	¥6,363	¥830
Portion of loss recognized in other comprehensive income (before taxes)	0	0

Net impairment losses recognized in earnings	¥6,363	¥830

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for the three months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Total other-than-temporary impairment losses	¥151	¥407
Portion of loss recognized in other comprehensive income (before taxes)	0	0

Net impairment losses recognized in earnings	¥151	¥407

Total other-than-temporary impairment losses for the nine and three months ended December 31, 2016 were related to equity securities and other securities. Total other-than-temporary impairment losses for the nine and three months ended December 31, 2017 were related to equity securities, debt securities and other securities.

During the nine months ended December 31, 2017, other-than-temporary impairment losses related to debt securities are recognized mainly on certain other asset-backed securities. Other asset-backed securities have experienced credit losses due to a decline in value of the underlying assets. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes. The credit loss assessment is made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed securities, that were estimated based on a number of assumptions such as seniority of the security.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for the nine months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Beginning balance	¥1,413	¥1,220
Reduction during the period:
Due to change in intent to sell or requirement to sell	(22)	(199)

Ending balance	¥1,391	¥1,021

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for the three months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Beginning balance	¥1,391	¥1,220
Reduction during the period:
Due to change in intent to sell or requirement to sell	0	(199)

Ending balance	¥1,391	¥1,021

Certain subsidiaries recorded other-than-temporary impairments related to the non-credit losses arising from foregoing debt securities for CMBS and RMBS in the Americas. These impairments included the amount of unrealized gains for the changes in fair value of the debt securities after recognition of other-than-temporary impairments in earnings. As of March 31, 2017, an unrealized gain of ¥57 million, before taxes, were included and an unrealized gain of ¥36 million, net of taxes, were included in unrealized gains or losses of accumulated other comprehensive income. As of December 31, 2017, an unrealized gain of ¥45 million, before taxes, was included and an unrealized gain of ¥29 million, net of taxes, was included in unrealized gains or losses of accumulated other comprehensive income. As of March 31, 2017 and December 31, 2017, no unrealized loss was included in unrealized gains or losses of accumulated other comprehensive income.

7.	Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as lease receivables and installment loans (commercial mortgage loans, housing loans and other).

In the securitization process, these financial assets are transferred to SPEs, such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests.

Trusts or SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs.

During the nine months ended December 31, 2016 and 2017, there was no securitization transaction accounted for as a sale.

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2017 and December 31, 2017, and quantitative information about net credit loss for the nine and three months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	Total principal amount of receivables		Principal amount of receivables that are 90 days or more past-due and impaired loans
	March 31, 2017	December 31, 2017	March 31, 2017	December 31, 2017
Direct financing leases	¥1,204,024	¥1,214,118	¥11,600	¥11,687
Installment loans	2,815,706	2,872,025	68,747	63,265

	4,019,730	4,086,143	80,347	74,952
Direct financing leases sold on securitization	0	0	0	0

Total	¥4,019,730	¥4,086,143	¥80,347	¥74,952

	Millions of yen
	Credit loss
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Three months ended December 31, 2016	Three months ended December 31, 2017
Direct financing leases	¥3,074	¥2,026	¥1,287	¥1,088
Installment loans	8,613	12,347	2,688	5,336

	11,687	14,373	3,975	6,424

Direct financing leases sold on securitization	0	0	0	0

Total	¥11,687	¥14,373	¥3,975	¥6,424

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets and roll-forwards of the amount of the servicing assets for the nine and three months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017	Three months ended December 31, 2016	Three months ended December 31, 2017
Beginning balance	¥16,852	¥17,303	¥15,136	¥29,286
Increase mainly from loans sold with servicing retained	3,330	15,257	1,549	1,787
Decrease mainly from amortization	(2,776)	(2,881)	(997)	(1,169)
Increase (Decrease) from the effects of changes in foreign exchange rates	622	296	2,340	71

Ending balance	¥18,028	¥29,975	¥18,028	¥29,975

The fair value of the servicing assets as of March 31, 2017 and December 31, 2017 are as follows:

	Millions of yen
	March 31, 2017	December 31, 2017
Beginning balance	¥24,229	¥24,907
Ending balance	¥24,907	¥37,919

8.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter referred to as VIE) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.

The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance

•	The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.

The following are the items that the Company and its subsidiaries are considering in a qualitative assessment:

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	Designing the structuring of a transaction

•	Providing an equity investment and debt financing

•	Being the investment manager, asset manager or servicer and receiving variable fees

•	Providing liquidity and other financial support

The Company and its subsidiaries do not have the power to direct activities of the VIEs that most significantly impact the VIEs’ economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIEs.

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2017

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	663	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	127,425	39,877	75,382	7,000
(d) VIEs for corporate rehabilitation support business	1,544	16	0	0
(e) VIEs for investment in securities	50,411	2,027	5,567	1,995
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	338,138	228,935	307,315	0
(g) VIEs for securitization of loan receivable originated by third parties	18,683	17,202	18,683	0
(h) VIEs for power generation projects	212,153	111,404	127,993	84,227
(i) Other VIEs	202,386	72,447	168,353	0

Total	¥951,403	¥471,908	¥703,293	¥93,222

December 31, 2017
	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,138	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	106,356	24,517	52,086	0
(d) VIEs for corporate rehabilitation support business	1,962	84	0	0
(e) VIEs for investment in securities	41,086	97	43	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	137,978	90,217	109,198	0
(g) VIEs for securitization of loan receivable originated by third parties	10,775	11,250	10,775	0
(h) VIEs for power generation projects	232,256	111,570	136,518	85,361
(i) Other VIEs	175,558	67,313	158,012	0

Total	¥708,109	¥305,048	¥466,632	¥85,361

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2017

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥8,671	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	96,187	0	11,130	11,194
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	30,299,519	0	80,211	109,310
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,744,471	0	18,448	18,483
(h) VIEs for power generation projects	12,414	0	1,719	3,729
(i) Other VIEs	319,520	4,864	17,963	25,260

Total	¥32,480,782	¥4,864	¥130,462	¥168,967

December 31, 2017
	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss *
Types of VIEs	Total assets	Non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥8,660	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	94,480	0	1,510	1,510
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	32,401,775	0	80,040	108,919
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,547,941	0	17,427	17,454
(h) VIEs for power generation projects	29,714	0	1,890	1,890
(i) Other VIEs	453,486	3,615	29,436	35,913

Total	¥34,536,056	¥3,615	¥131,294	¥166,677

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are mainly included in other assets in the Company’s consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents and installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.

Certain subsidiaries consolidated certain such VIEs since the subsidiaries has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts and other payable.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivables and loans receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are included in restricted cash, investment in direct financing leases and installment loans, and liabilities of those consolidated VIEs are included in long-term debt.

(g) VIEs for securitization of loan receivable originated by third parties

The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(h) VIEs for power generation projects

The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, install solar panels on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company has, are included in investment in securities in the Company’s consolidated balance sheets.

(i) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company may use VIEs to finance. The Company transfers its own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, investment in affiliates, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests in non-consolidated VIEs, which the Company and its subsidiaries hold, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

9.	Investment in Affiliates

Investment in affiliates at March 31, 2017 and December 31, 2017 consists of the following:

	Millions of yen
	March 31, 2017	December 31, 2017
Shares	¥485,386	¥ 531,228
Loans and others	38,848	57,148

	¥524,234	¥ 588,376

10. Redeemable Noncontrolling Interests Changes in redeemable noncontrolling interests for the nine months ended December 31, 2016 and 2017 are as follows:
	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Beginning balance	¥7,467	¥ 6,548
Comprehensive income
Net income	224	288
Other comprehensive income
Net change of foreign currency translation adjustments	275	49
Total other comprehensive income	275	49
Comprehensive income	499	337
Cash dividends	0	(83)

Ending balance	¥7,966	¥ 6,802

11.	Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss), net of tax for the nine months ended December 31, 2016 and 2017, are as follows:

	Nine months ended December 31, 2016
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2016	¥47,185	¥(23,884)	¥(24,766)	¥(4,757)	¥(6,222)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(494) million	(1,740)				(1,740)
Reclassification adjustment included in net income, net of tax of ¥8,324 million	(15,132)				(15,132)
Defined benefit pension plans, net of tax of ¥(168) million		350			350
Reclassification adjustment included in net income, net of tax of ¥(118) million		327			327
Foreign currency translation adjustments, net of tax of ¥5,832 million			(18,448)		(18,448)
Reclassification adjustment included in net income, net of tax of ¥13 million			(80)		(80)
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(592) million				1,700	1,700
Reclassification adjustment included in net income, net of tax of ¥457 million				(1,347)	(1,347)

Total other comprehensive income (loss)	(16,872)	677	(18,528)	353	(34,370)

Transaction with noncontrolling interests	12	(954)	(4,244)	0	(5,186)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	(19)	127	(3,224)	53	(3,063)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	275	0	275

Balance at December 31, 2016	¥30,344	¥(24,288)	¥(44,589)	¥(4,457)	¥(42,990)

	Nine months ended December 31, 2017
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2017	¥32,279	¥(17,330)	¥(31,736)	¥(4,483)	¥(21,270)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(2,984) million	7,240				7,240
Reclassification adjustment included in net income, net of tax of ¥8,411 million	(17,166)				(17,166)
Defined benefit pension plans, net of tax of ¥65 million		(552)			(552)
Reclassification adjustment included in net income, net of tax of ¥8 million		(31)			(31)
Foreign currency translation adjustments, net of tax of ¥14,107 million			27,042		27,042
Reclassification adjustment included in net income, net of tax of ¥(1,026) million			(1,160)		(1,160)
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(905) million				2,833	2,833
Reclassification adjustment included in net income, net of tax of ¥775 million				(2,394)	(2,394)

Total other comprehensive income (loss)	(9,926)	(583)	25,882	439	15,812

Transaction with noncontrolling interests	1	(1)	0	0	0

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	(48)	1	(274)	33	(288)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	49	0	49

Balance at December 31, 2017	¥22,402	¥(17,915)	¥(5,629)	¥(4,077)	¥(5,219)

Changes in each component of accumulated other comprehensive income (loss), net of tax for the three months ended December 31, 2016 and 2017, are as follows:

	Three months ended December 31, 2016
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2016	¥44,387	¥(22,523)	¥(77,080)	¥(6,470)	¥(61,686)

Net unrealized gains (losses) on investment in securities, net of tax of ¥2,663 million	(8,676)				(8,676)
Reclassification adjustment included in net income, net of tax of ¥4,256 million	(5,343)				(5,343)
Defined benefit pension plans, net of tax of ¥336 million		(931)			(931)
Reclassification adjustment included in net income, net of tax of ¥(41) million		109			109
Foreign currency translation adjustments, net of tax of ¥(4,364) million			41,351		41,351
Reclassification adjustment included in net income, net of tax of ¥0 million			(367)		(367)
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(1,261) million				3,136	3,136
Reclassification adjustment included in net income, net of tax of ¥335 million				(983)	(983)

Total other comprehensive income (loss)	(14,019)	(822)	40,984	2,153	28,296

Transaction with noncontrolling interests	12	(954)	(4,244)	0	(5,186)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	36	(11)	3,202	140	3,367

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	1,047	0	1,047

Balance at December 31, 2016	¥30,344	¥(24,288)	¥(44,589)	¥(4,457)	¥(42,990)

	Three months ended December 31, 2017
	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at September 30, 2017	¥29,317	¥(17,777)	¥(13,843)	¥(4,411)	¥(6,714)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(709) million	600				600
Reclassification adjustment included in net income, net of tax of ¥3,817 million	(7,499)				(7,499)
Defined benefit pension plans, net of tax of ¥(21) million		(125)			(125)
Reclassification adjustment included in net income, net of tax of ¥3 million		(11)			(11)
Foreign currency translation adjustments, net of tax of ¥2,075 million			7,212		7,212
Reclassification adjustment included in net income, net of tax of ¥(7) million			15		15
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(652) million				2,028	2,028
Reclassification adjustment included in net income, net of tax of ¥540 million				(1,665)	(1,665)

Total other comprehensive income (loss)	(6,899)	(136)	7,227	363	555

Transaction with noncontrolling interests	1	(1)	0	0	0

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	17	1	(1,002)	29	(955)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	15	0	15

Balance at December 31, 2017	¥22,402	¥(17,915)	¥(5,629)	¥(4,077)	¥(5,219)

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the nine months ended December 31, 2016 and 2017 are as follows:

	Nine months ended December 31, 2016
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥16,183	Gains on investment securities and dividends
Sales of investment securities	14,858	Life insurance premiums and related investment income
Amortization of investment securities	(415)	Finance revenues
Amortization of investment securities	(967)	Life insurance premiums and related investment income
Others	(6,203)	Write-downs of securities and other

	23,456	Total before tax
	(8,324)	Tax expenses or benefits

	¥15,132	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥766	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(1,174)	See Note 14 “Pension Plans”
Amortization of transition obligation	(37)	See Note 14 “Pension Plans”

	(445)	Total before tax
	118	Tax expenses or benefits

	¥(327)	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥93	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	93	Total before tax
	(13)	Tax expenses or benefits

	¥80	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥6	Finance revenues/Interest expense
Foreign exchange contracts	(135)	Other (income) and expense, net
Foreign currency swap agreements	1,933	Finance revenues/Interest expense/ Other (income) and expense, net

	1,804	Total before tax
	(457)	Tax expenses or benefits

	¥1,347	Net of tax

	Nine months ended December 31, 2017
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥21,998	Gains on investment securities and dividends
Sales of investment securities	4,539	Life insurance premiums and related investment income
Amortization of investment securities	(204)	Finance revenues
Amortization of investment securities	(403)	Life insurance premiums and related investment income
Others	(353)	Write-downs of securities and other

	25,577	Total before tax
	(8,411)	Tax expenses or benefits

	¥17,166	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥746	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(670)	See Note 14 “Pension Plans”
Amortization of transition obligation	(37)	See Note 14 “Pension Plans”

	39	Total before tax
	(8)	Tax expenses or benefits

	¥31	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥134	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	134	Total before tax
	1,026	Tax expenses or benefits

	¥1,160	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥131	Finance revenues/Interest expense
Foreign exchange contracts	(27)	Other (income) and expense, net
Foreign currency swap agreements		Finance revenues/Interest expense/
	3,065	Other (income) and expense, net

	3,169	Total before tax
	(775)	Tax expenses or benefits

	¥2,394	Net of tax

Amounts reclassified to net income from accumulated other comprehensive income (loss) in the three months ended December 31, 2016 and 2017 are as follows:

	Three months ended December 31, 2016
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥4,587	Gains on investment securities and dividends
Sales of investment securities	5,532	Life insurance premiums and related investment income
Amortization of investment securities	(290)	Finance revenues
Amortization of investment securities	(207)	Life insurance premiums and related investment income
Others	(23)	Write-downs of securities and other

	9,599	Total before tax
	(4,256)	Tax expenses or benefits

	¥5,343	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥255	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(392)	See Note 14 “Pension Plans”
Amortization of transition obligation	(13)	See Note 14 “Pension Plans”

	(150)	Total before tax
	41	Tax expenses or benefits

	¥(109)	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥367	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	367	Total before tax
	0	Tax expenses or benefits

	¥367	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥5	Finance revenues/Interest expense
Foreign exchange contracts	(103)	Other (income) and expense, net
Foreign currency swap agreements	1,416	Finance revenues/Interest expense/ Other (income) and expense, net

	1,318	Total before tax
	(335)	Tax expenses or benefits

	¥983	Net of tax

	Three months ended December 31, 2017
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥10,726	Gains on investment securities and dividends
Sales of investment securities	1,037	Life insurance premiums and related investment income
Amortization of investment securities	(95)	Finance revenues
Amortization of investment securities	(128)	Life insurance premiums and related investment income
Others	(224)	Write-downs of securities and other

	11,316	Total before tax
	(3,817)	Tax expenses or benefits

	¥7,499	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥249	See Note 14 “Pension Plans”
Amortization of net actuarial loss	(223)	See Note 14 “Pension Plans”
Amortization of transition obligation	(12)	See Note 14 “Pension Plans”

	14	Total before tax
	(3)	Tax expenses or benefits

	¥11	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(22)	Gains on sales of subsidiaries and affiliates and liquidation losses, net
	(22)	Total before tax
	7	Tax expenses or benefits

	(15)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥13	Finance revenues/Interest expense
Foreign exchange contracts	¥(25)	Other (income) and expense, net
Foreign currency swap agreements	2,217	Finance revenues/Interest expense/ Other (income) and expense, net

	2,205	Total before tax
	(540)	Tax expenses or benefits

	¥1,665	Net of tax

12.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the nine months ended December 31, 2016 and 2017 are as follows:

(1)	Dividend payments

	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Resolution	The board of directors on May 23, 2016	The board of directors on May 23, 2017
Type of shares	Common stock	Common stock
Total dividends paid	¥31,141 million	¥38,162 million
Dividend per share	¥23.75	¥29.25
Date of record for dividend	March 31, 2016	March 31, 2017
Effective date for dividend	June 1, 2016	June 6, 2017
Dividend resource	Retained earnings	Retained earnings

Resolution	The board of directors on October 26, 2016	The board of directors on October 30, 2017
Type of shares	Common stock	Common stock
Total dividends paid	¥30,157 million	¥34,595 million
Dividend per share	¥23.00	¥27.00
Date of record for dividend	September 30, 2016	September 30, 2017
Effective date for dividend	December 2, 2016	December 4, 2017
Dividend resource	Retained earnings	Retained earnings

Total dividends paid by resolution of the board of directors on May 23, 2016 include ¥40 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2016. Total dividends paid by resolution of the board of directors on May 23, 2017 include ¥62 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2017.

Total dividends paid by resolution of the board of directors on October 26, 2016 include ¥57 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2016. Total dividends paid by resolution of the board of directors on October 30, 2017 include ¥53 million of dividends paid to the Board Incentive Plan Trust for the nine months ended December 31, 2017.

(2)	There were no applicable dividends for which the date of record was in the nine months ended December 31, 2016 and 2017, and for which the effective date was after December 31, 2016 and 2017.

13.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Personnel expenses	¥176,933	¥180,197
Selling expenses	54,145	54,947
Administrative expenses	72,323	76,462
Depreciation of office facilities	3,879	3,661

Total	¥307,280	¥315,267

Selling, general and administrative expenses for the three months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Personnel expenses	¥58,965	¥61,033
Selling expenses	19,041	18,569
Administrative expenses	24,230	25,174
Depreciation of office facilities	1,345	1,192

Total	¥103,581	¥105,968

14.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the nine months ended December 31, 2016 and 2017 consists of the following:

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Japanese plans:
Service cost	¥3,856	¥3,973
Interest cost	508	583
Expected return on plan assets	(1,904)	(1,970)
Amortization of prior service credit	(694)	(685)
Amortization of net actuarial loss	709	642
Amortization of transition obligation	34	34

Net periodic pension cost	¥2,509	¥2,577

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Overseas plans:
Service cost	¥2,417	¥2,484
Interest cost	1,317	1,464
Expected return on plan assets	(2,684)	(3,099)
Amortization of prior service credit	(72)	(61)
Amortization of net actuarial loss	465	28
Amortization of transition obligation	3	3

Net periodic pension cost	¥1,446	¥819

Net pension cost of the plans for the three months ended December 31, 2016 and 2017 consists of the following:

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Japanese plans:
Service cost	¥1,300	¥1,324
Interest cost	170	195
Expected return on plan assets	(635)	(657)
Amortization of prior service credit	(231)	(228)
Amortization of net actuarial loss	236	214
Amortization of transition obligation	12	11

Net periodic pension cost	¥852	¥859

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Overseas plans:
Service cost	¥790	¥879
Interest cost	437	512
Expected return on plan assets	(896)	(1,062)
Amortization of prior service credit	(24)	(21)
Amortization of net actuarial loss	156	9
Amortization of transition obligation	1	1

Net periodic pension cost	¥464	¥318

15.	Life Insurance Operations

Life insurance premiums and related investment income for the nine and three months ended December 31, 2016 and 2017 consist of the following:

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Life insurance premiums	¥176,302	¥215,151
Life insurance related investment income	45,096	63,387

	¥221,398	¥278,538

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Life insurance premiums	¥61,552	¥72,656
Life insurance related investment income	44,110	24,672

	¥105,662	¥97,328

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For the nine and three months ended December 31, 2016 and 2017, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Reinsurance benefits	¥2,476	¥2,509
Reinsurance premiums	(7,441)	(5,379)

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Reinsurance benefits	¥979	¥639
Reinsurance premiums	(2,343)	(1,616)

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for the nine months ended December 31, 2016 and 2017 amounted to ¥10,234 million and ¥11,780 million, respectively. In addition, amortization charged to income for the three months ended December 31, 2016 and 2017 amounted to ¥3,581 million and ¥4,033 million, respectively.

Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders and, net gains or losses from derivative contracts, which consist of gains or losses from futures, foreign exchange contracts and options held, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts elected for the fair value option and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for the nine and three months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥33,210	¥61,806
Net gains or losses from derivative contracts :	(9,669)	(9,104)
Futures	(8,401)	(7,194)
Foreign exchange contracts	(180)	(678)
Options held	(1,088)	(1,232)

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(119,063)	¥(118,384)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	120,742	150,635
Changes in the fair value of the reinsurance contracts	11,699	9,282

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥45,834	¥24,665
Net gains or losses from derivative contracts :	(9,925)	(3,155)
Futures	(6,284)	(2,741)
Foreign exchange contracts	(2,082)	(94)
Options held	(1,559)	(320)

Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(39,496)	¥(29,883)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	57,720	46,236
Changes in the fair value of the reinsurance contracts	11,398	2,408

16.	Write-Downs of Long-Lived Assets

The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

As of March 31, 2017 and December 31, 2017, the long-lived assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	As of March 31, 2017	As of December 31, 2017
Investment in operating leases	¥32,283	¥7,629
Property under facility operations	1,977	14,271
Other assets	2,508	193

The long-lived assets classified as held for sale as of March 31, 2017 are included in Corporate Financial Services segment, Maintenance Leasing segment, Real Estate segment, Investment and Operation segment and Overseas Business segment. The long-lived assets classified as held for sale as of December 31, 2017 are included in Real Estate segment, Investment and Operation segment and Overseas Business segment.

The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the nine months ended December 31, 2016 and 2017, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥4,802 million and ¥3,029 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Nine months ended December 31, 2016		Nine months ended December 31, 2017
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Office buildings	¥0	0	¥161	1
Commercial facilities other than office buildings	236	1	1,134	2
Condominiums	317	1	0	0
Land undeveloped or under construction	0	0	0	0
Others *	1,678	—	319	—

Total	¥2,231	—	¥1,614	—

*	For the “Others”, the number of properties are omitted. Write-downs of long-lived assets for the nine months ended December 31, 2016 include write-downs of ¥1,156 million of aircraft.

	Nine months ended December 31, 2016		Nine months ended December 31, 2017
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Office buildings	¥1,161	5	¥0	0
Commercial facilities other than office buildings	544	1	187	2
Condominiums	69	1	0	0
Land undeveloped or under construction	786	5	0	0
Others *	11	—	1,228	—

Total	¥2,571	—	¥1,415	—

*	For the “Others”, the number of properties are omitted.

Losses of ¥622 million in Real Estate segment, ¥11 million in Investment and Operation segment and ¥3,912 million in Overseas Business segment were mainly recorded for the nine months ended December 31, 2016. Losses of ¥2,273 million in Real Estate segment and ¥756 million in Overseas Business segment were recorded for the nine months ended December 31, 2017.

For the three months ended December 31, 2016 and 2017, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥3,393 million and ¥1,557 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

	Three months ended December 31, 2016		Three months ended December 31, 2017
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs of the assets held for sale:
Office buildings	¥0	0	¥161	1
Commercial facilities other than office buildings	0	0	157	1
Others *	1,660	—	119	—

Total	¥1,660	—	¥437	—

*	For the “Others”, the number of properties are omitted. Write-downs of long-lived assets for the three months ended December 31, 2016 include write-downs of ¥1,156 million of aircraft.

	Three months ended December 31, 2016		Three months ended December 31, 2017
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Write-downs due to decline in estimated future cash flows:
Office buildings	¥403	2	¥0	0
Commercial facilities other than office buildings	544	1	0	0
Land undeveloped or under construction	786	5	0	0
Others *	0	—	1,120	—

Total	¥1,733	—	¥1,120	—

*	For the “Others”, the number of properties are omitted.

Losses of ¥3,393 million in Overseas Business segment was recorded for the three months ended December 31, 2016. Losses of ¥801 million in Real Estate segment and ¥756 million in Overseas Business segment were recorded for the three months ended December 31, 2017.

17.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the nine and three months ended December 31, 2016 and 2017 is as follows:

During the nine months ended December 31, 2016, the diluted EPS calculation excludes stock options for 2,720 thousand shares, as they were antidilutive. During the nine months ended December 31, 2017, the diluted EPS calculation excludes stock options for 249 thousand shares, as they were antidilutive.

During the three months ended December 31, 2016, the diluted EPS calculation excludes stock options for 1,765 thousand shares, as they were antidilutive. During the three months ended December 31, 2017, there were no stock options which were antidilutive.

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Net Income attributable to ORIX Corporation Shareholders	¥217,118	¥256,391

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Net Income attributable to ORIX Corporation Shareholders	¥74,968	¥90,421

	Thousands of Shares
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Weighted-average shares	1,308,792	1,281,625
Effect of dilutive securities—
Exercise of stock options	1,236	1,261

Weighted-average shares for diluted EPS computation	1,310,028	1,282,886

	Thousands of Shares
	Three months ended December 31, 2016	Three months ended December 31, 2017
Weighted-average shares	1,307,882	1,279,406
Effect of dilutive securities—
Exercise of stock options	1,288	1,299

Weighted-average shares for diluted EPS computation	1,309,170	1,280,705

	Yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥165.89	¥200.05
Diluted	¥165.74	¥199.86

	Yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥57.32	¥70.67
Diluted	¥57.26	¥70.60

Note:

The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock shares to be deducted in calculation of the weighted-average shares for EPS computation (2,082,551 and 2,027,776 shares for the nine months ended December 31, 2016 and 2017, 2,489,951 and 1,962,243 shares for the three months ended December 31, 2016 and 2017).

18.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2017 and December 31, 2017.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables, borrowings and others denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap agreements to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Derivatives not designated as hedging instruments

The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the nine months ended December 31, 2016 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥1,322	Finance revenues/Interest expense	¥6	—	¥0

Foreign exchange contracts	144	Other (income) and expense, net	(135)	—	0

Foreign currency swap agreements	826	Finance revenues/Interest expense/Other (income) and expense, net	1,933	Other (income) and expense, net	385

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(43)	Finance revenues/Interest expense	¥43	Finance revenues/Interest expense

Foreign exchange contracts	(9,787)	Other (income) and expense, net	9,787	Other (income) and expense, net

Foreign currency swap agreements	3,067	Other (income) and expense, net	(3,067)	Other (income) and expense, net

Foreign currency long-term debt	78	Other (income) and expense, net	(78)	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(6,142)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥624	—	¥0
Borrowings and bonds in foreign currencies	945	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥261	Other (income) and expense, net

Futures	(8,201)	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	(6,802)	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net

Credit derivatives held	(60)	Other (income) and expense, net

Options held/written and other	(370)	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains(losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2016 (see Note 15 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the nine months ended December 31, 2017 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(170)	Finance revenues/Interest expense	¥131	—	¥0

Foreign exchange contracts	(505)	Other (income) and expense, net	(27)	—	0

Foreign currency swap agreements	4,413	Finance revenues/Interest expense/Other (income) and expense, net	3,065	Other (income) and expense, net	(246)

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(13)	Finance revenues/Interest expense	¥13	Finance revenues/Interest expense

Foreign exchange contracts	(3,555)	Other (income) and expense, net	3,555	Other (income) and expense, net

Foreign currency swap agreements	(2,368)	Other (income) and expense, net	2,368	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(30,291)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(3,705)	—	¥0
Borrowings and bonds in foreign currencies	(12,339)	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥998	Other (income) and expense, net

Futures	(7,229)	Gains on investment securities and dividends Life insurance premiums and related investment income*

Foreign exchange contracts	(16,824)	Gains on investment securities and dividends Life insurance premiums and related investment income* Other (income) and expense, net

Credit derivatives held	(31)	Other (income) and expense, net

Options held/written and other	(985)	Other (income) and expense, net Life insurance premiums and related investment income*

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains(losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the nine months ended December 31, 2017 (see Note 15 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended December 31, 2016 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥2,216	Finance revenues/Interest expense	¥5	—	¥0

Foreign exchange contracts	(683)	Other (income) and expense, net	(103)	—	0

Foreign currency swap agreements	2,864	Finance revenues/Interest expense /Other (income) and expense, net	1,416	Other (income) and expense, net	334

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(15)	Finance revenues/Interest expense	¥15	Finance revenues/Interest expense

Foreign exchange contracts	(28,714)	Other (income) and expense, net	28,714	Other (income) and expense, net

Foreign currency swap agreements	1,591	Other (income) and expense, net	(1,591)	Other (income) and expense, net

Foreign currency long-term debt	22	Other (income) and expense, net	(22)	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(52,557)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥367	—	¥0
Borrowings and bonds in foreign currencies	(22,494)	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥346	Other (income) and expense, net

Futures	(6,119)	Gains on investment securities and dividends Life insurance premiums and related investment income*

Foreign exchange contracts	(34,582)	Gains on investment securities and dividends Life insurance premiums and related investment income* Other (income) and expense, net

Credit derivatives held	(35)	Other (income) and expense, net

Options held/written and other	(775)	Other (income) and expense, net Life insurance premiums and related investment income*

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains(losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2016 (see Note 15 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for the three months ended December 31, 2017 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥15	Finance revenues/Interest expense	¥13	—	¥0

Foreign exchange contracts	(317)	Other (income) and expense, net	(25)	—	0

Foreign currency swap agreements	2,981	Finance revenues/Interest expense/Other (income) and expense, net	2,217	Other (income) and expense, net	(135)

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥0	—	¥0	—

Foreign exchange contracts	(430)	Other (income) and expense, net	430	Other (income) and expense, net

Foreign currency swap agreements	(3,358)	Other (income) and expense, net	3,358	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(6,715)	—	¥0	—	¥0
Borrowings and bonds in foreign currencies	(2,142)	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥300	Other (income) and expense, net

Futures	(4,718)	Gains on investment securities and dividends Life insurance premiums and related investment income *

Foreign exchange contracts	(2,447)	Gains on investment securities and dividends Life insurance premiums and related investment income * Other (income) and expense, net

Credit derivatives held	(5)	Other (income) and expense, net

Options held/written and other	(1,251)	Other (income) and expense, net Life insurance premiums and related investment income *

*

Futures, foreign exchange contracts and options held/written and other in the above table include gains(losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the three months ended December 31, 2017 (see Note 15 “Life Insurance Operations”).

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2017 and December 31, 2017 are as follows.

March 31, 2017

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥243,197	¥71	Other Assets	¥4,391	Other Liabilities

Futures, foreign exchange contracts	745,481	6,373	Other Assets	8,021	Other Liabilities

Foreign currency swap agreements	74,482	4,545	Other Assets	1,677	Other Liabilities

Foreign currency long-term debt	280,266	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥8,258	¥233	Other Assets	¥176	Other Liabilities

Options held/written and other *	224,064	5,804	Other Assets	1,071	Other Liabilities

Futures, foreign exchange contracts *	565,981	5,973	Other Assets	800	Other Liabilities

Credit derivatives held	6,942	0	—	159	Other Liabilities

*   The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥46,063 million, futures contracts of ¥52,791 million and foreign exchange contracts of ¥16,690 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2017, respectively. Asset derivatives in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥1,708 million, ¥694 million and ¥57 million and liability derivatives include fair value of the futures and foreign exchange contracts before offsetting of ¥37 million and ¥45 million at March 31, 2017, respectively.

December 31, 2017

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:

Interest rate swap agreements	¥234,419	¥37	Other Assets	¥4,418	Other Liabilities

Futures, foreign exchange contracts	611,657	559	Other Assets	8,300	Other Liabilities

Foreign currency swap agreements	81,709	1,239	Other Assets	4,339	Other Liabilities

Foreign currency long-term debt	378,897	0	—	0	—

Derivatives not designated as hedging instruments:

Interest rate swap agreements	¥19,145	¥135	Other Assets	¥177	Other Liabilities

Options held/written and other *	476,931	7,307	Other Assets	1,340	Other Liabilities

Futures, foreign exchange contracts *	352,452	844	Other Assets	2,303	Other Liabilities

Credit derivatives held	5,798	0	—	135	Other Liabilities

*

The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥41,208 million, futures contracts of ¥34,988 million and foreign exchange contracts of ¥10,976 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at December 31, 2017, respectively. Asset derivatives in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥448 million, ¥ 39 million and ¥32 million and liability derivatives include fair value of the futures and foreign exchange contracts before offsetting of ¥461 million and ¥ 69 million at December 31, 2017, respectively.

19.	Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding to derivative assets and liabilities and other assets and liabilities as of March 31, 2017 and December 31, 2017 are as follows.

March 31, 2017

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral received/ pledged
Derivative assets	¥22,999	¥(4,019)	¥18,980	¥0	¥(3,132)	¥15,848
Reverse repurchase, securities borrowing, and similar arrangements *2	3,582	(3,503)	79	0	0	79

Total assets	¥26,581	¥(7,522)	¥19,059	¥0	¥(3,132)	¥15,927

Derivative liabilities	¥16,295	¥(4,019)	¥12,276	¥(1,105)	¥(398)	¥10,773
Repurchase, securities lending, and similar arrangements *2	3,503	(3,503)	0	0	0	0

Total liabilities	¥19,798	¥(7,522)	¥12,276	¥(1,105)	¥(398)	¥10,773

December 31, 2017

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral received/pledged
Derivative assets	¥10,121	¥(580)	¥9,541	¥(413)	¥0	¥9,128
Reverse repurchase, securities borrowing, and similar arrangements *2	4,564	(4,492)	72	0	0	72

Total assets	¥14,685	¥(5,072)	¥9,613	¥(413)	¥0	¥9,200

Derivative liabilities	¥21,012	¥(580)	¥20,432	¥(1,436)	¥(951)	¥18,045
Repurchase, securities lending, and similar arrangements *2	4,492	(4,492)	0	0	0	0

Total liabilities	¥25,504	¥(5,072)	¥20,432	¥(1,436)	¥(951)	¥18,045

*1	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
*2

Reverse repurchase agreements and securities borrowing, and similar transactions are reported within other assets in the consolidated balance sheets. Repurchase agreements and securities lending, and similar transactions are reported within other liabilities in the consolidated balance sheets.

20.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between carrying amount of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include investment in direct financing leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts. For derivative financial instruments, see Note 3 “Fair Value Measurements.”

March 31, 2017

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Trading securities	¥569,074	¥569,074	¥37,500	¥531,574	¥0
Cash and cash equivalents	1,039,870	1,039,870	1,039,870	0	0
Restricted cash	93,342	93,342	93,342	0	0
Installment loans (net of allowance for probable loan losses)	2,767,016	2,783,466	0	254,708	2,528,758
Investment in securities:
Practicable to estimate fair value	1,307,618	1,332,941	93,995	1,086,629	152,317
Not practicable to estimate fair value *1	149,820	149,820	0	0	0
Other Assets:
Time deposits	9,375	9,375	0	9,375	0
Derivative assets *2	18,980	18,980	0	0	0
Reinsurance recoverables (Investment contracts)	72,615	73,967	0	0	73,967
Liabilities:
Short-term debt	¥283,467	¥283,467	¥0	¥283,467	¥0
Deposits	1,614,608	1,615,655	0	1,615,655	0
Policy liabilities and Policy account balances (Investment contracts)	287,463	288,372	0	0	288,372
Long-term debt	3,854,984	3,862,815	0	1,184,261	2,678,554
Other Liabilities:
Derivative liabilities *2	12,276	12,276	0	0	0

*1	The fair value of investment securities of ¥149,820 million was not estimated, as it was not practical.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

December 31, 2017

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Trading securities	¥471,679	¥471,679	¥37,980	¥433,699	¥0
Cash and cash equivalents	1,232,874	1,232,874	1,232,874	0	0
Restricted cash	90,680	90,680	90,680	0	0
Installment loans (net of allowance for probable loan losses)	2,826,651	2,848,576	0	171,346	2,677,230
Investment in securities:
Practicable to estimate fair value	1,215,835	1,242,106	70,725	997,348	174,033
Not practicable to estimate fair value*1	147,131	147,131	0	0	0
Other Assets:
Time deposits	4,053	4,053	0	4,053	0
Derivative assets*2	9,541	9,541	0	0	0
Reinsurance recoverables (Investment contracts)	51,751	52,726	0	0	52,726
Liabilities:
Short-term debt	¥358,570	¥358,570	¥0	¥358,570	¥0
Deposits	1,745,058	1,745,577	0	1,745,577	0
Policy liabilities and Policy account balances (Investment contracts)	280,335	281,039	0	0	281,039
Long-term debt	3,891,006	3,904,581	0	1,170,025	2,734,556
Other Liabilities:
Derivative liabilities*2	20,432	20,432	0	0	0

*1	The fair value of investment securities of ¥147,131 million was not estimated, as it was not practical.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 3 “Fair Value Measurements.”

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values because the carrying amounts (net of allowance) are considered to properly reflect the recoverability and value of these loans. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning the above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by using valuation models including discounted cash flow methodologies and broker quotes (see Note 3 “Fair Value Measurements”). For held-to-maturity securities, the estimated fair values were mainly based on quoted market prices. For certain investment funds included in other securities, the fair values were estimated based on net asset value per share or discounted cash flow methodologies. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair values. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that would be currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning the above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the balance sheet date, thereby taking into account the current unrealized gains or losses of open contracts. In estimating the fair value of most of the Company’s and its subsidiaries’ derivatives, estimated future cash flows are discounted using the current interest rate.

Reinsurance recoverables and Policy liabilities and Policy account balances—A certain subsidiary has fixed annuity contracts, variable annuity and variable life insurance contracts, and reinsurance contracts which are classified as investment contracts because they do not expose the subsidiary to mortality or morbidity risks. In estimating the fair value of those contracts, estimated future cash flows are discounted using the current interest rate.

21.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥706 million and ¥390 million as of March 31, 2017 and December 31, 2017, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	March 31, 2017	December 31, 2017
Within one year	¥6,713	¥7,670
More than one year	57,805	55,806

Total	¥64,518	¥63,476

The Company and certain subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥10,297 million and ¥10,900 million for the nine months ended December 31, 2016 and 2017, respectively, and ¥3,517 million and ¥3,689 million for the three months ended December 31, 2016 and 2017, respectively.

Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥3,433 million and ¥3,838 million for the nine months ended December 31, 2016 and 2017, respectively, and ¥1,215 million and ¥1,439 million for the three months ended December 31, 2016 and 2017, respectively. As of March 31, 2017 and December 31, 2017, the amounts due are as follows:

	Millions of yen
	March 31, 2017	December 31, 2017
Within one year	¥5,255	¥5,486
More than one year	9,142	7,914

Total	¥14,397	¥13,400

The Company and certain subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥88,447 million and ¥82,892 million as of March 31, 2017 and December 31, 2017, respectively.

The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available are ¥333,540 million and ¥324,570 million as of March 31, 2017 and December 31, 2017, respectively.

Guarantees—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC460(“Guarantees”). The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2017 and December 31, 2017:

	March 31, 2017			December 31, 2017
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥451,597	¥7,274	2024	¥490,690	¥7,019	2025
Transferred loans	167,799	1,300	2047	175,202	1,296	2058
Consumer loans	249,719	29,641	2018	291,657	34,548	2028
Housing loans	26,448	5,362	2048	16,258	5,069	2048
Other	935	307	2025	645	221	2025

Total	¥896,498	¥43,884	—	¥974,452	¥48,153	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2017 and December 31, 2017, total notional amount of the loans subject to such guarantees are ¥1,326,000 million and ¥1,090,500 million, respectively, and book value of guarantee liabilities are ¥1,722 million and ¥1,866 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year or the end of interim period. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2017.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees for the nine months ended December 31, 2017.

Guarantee of consumer loans: A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally a month or more.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2017.

Guarantee of housing loans: The Company and certain subsidiaries guarantee housing loans issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The housing loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2017.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 8 “Variable Interest Entities”, the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2017 and December 31, 2017:

	Millions of yen
	March 31, 2017	December 31, 2017
Minimum lease payments, loans and investment in operating leases	¥102,339	¥62,544
Investment in securities	172,084	187,250
Property under facility operations	7,532	6,485
Other assets and other	17,643	33,020

Total	¥299,598	¥289,299

As of March 31, 2017 and December 31, 2017, debt liabilities were secured by shares of subsidiaries, which were eliminated through consolidation adjustment, of ¥38,562 million and ¥30,420 million, respectively, and debt liabilities of affiliates were secured by investment in affiliates of ¥37,013 million and ¥41,726 million, respectively. In addition, ¥40,290 million and ¥36,302 million, respectively, were pledged primarily by investment in securities for collateral deposits, deposit for real estate transaction, and assets for liquidation of future rent as of March 31, 2017 and December 31, 2017.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of December 31, 2017.

22.	Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Loan, leasing and fee business
Maintenance Leasing	:	Automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing
Real Estate	:	Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services
Investment and Operation	:	Environment and energy, principal investment, loan servicing (asset recovery), and concession
Retail	:	Life insurance, banking and card loan
Overseas Business	:	Leasing, loan, bond investment, asset management and aircraft and ship-related operations

Financial information of the segments for the nine months ended December 31, 2016 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥75,546	¥202,657	¥153,243	¥870,404	¥274,708	¥351,733	¥1,928,291
Segment profits	26,314	28,642	49,721	68,783	60,055	95,600	329,115

Financial information of the segments for the nine months ended December 31, 2017 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥86,091	¥207,085	¥138,632	¥1,073,655	¥336,381	¥358,340	¥2,200,184
Segment profits	37,551	31,085	52,084	62,648	63,274	109,576	356,218

Financial information of the segments for the three months ended December 31, 2016 is as follows:

Segment revenues	¥75,546	¥202,657	¥153,243	¥870,404	¥274,708	¥351,733	¥1,928,291
	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥23,551	¥67,837	¥49,159	¥331,362	¥123,613	¥111,090	¥706,612
Segment profits	6,440	8,987	14,274	16,742	24,548	44,090	115,081

Financial information of the segments for the three months ended December 31, 2017 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥32,108	¥70,037	¥42,877	¥299,234	¥116,876	¥119,699	¥680,831
Segment profits	15,502	10,647	8,093	23,721	20,324	28,179	106,466

Segment assets information as of March 31, 2017 and December 31, 2017 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2017	¥1,032,152	¥752,513	¥657,701	¥768,675	¥3,291,631	¥2,454,200	¥8,956,872
December 31, 2017	966,914	780,548	605,767	870,257	3,212,749	2,756,502	9,192,737

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, and the consolidation of certain variable interest entities (VIEs). Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax basis. Additionally, net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses (per-tax) attributable to ORIX Corporation Shareholders. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, which are recognized net of tax in the accompanying consolidated statements of income, are adjusted to profit or loss before income tax, when calculating segment profits or losses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense, net) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for investment in operating leases (included in other assets), advances for investment in property under facility operations (included in other assets) and goodwill and other intangible assets recognized as a result of business combination (included in other assets) and servicing assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

For those VIEs that are used for securitization and are consolidated, for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

	Millions of yen
	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Segment revenues:
Total revenues for segments	¥1,928,291	¥2,200,184
Revenues related to corporate assets	8,251	8,136
Revenues related to assets of certain VIEs	3,327	2,282
Revenues from inter-segment transactions	(14,100)	(15,720)

Total consolidated revenues	¥1,925,769	¥2,194,882

Segment profits:
Total profits for segments	¥329,115	¥356,218
Corporate gains (losses)	(1,812)	(1,357)
Gains (losses) related to assets or liabilities of certain VIEs	27	(29)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	6,766	5,656

Total consolidated income before income taxes	¥334,096	¥360,488

	Millions of yen
	Three months ended December 31, 2016	Three months ended December 31, 2017
Segment revenues:
Total revenues for segments	¥706,612	¥680,831
Revenues related to corporate assets	1,284	1,187
Revenues related to assets of certain VIEs	1,096	444
Revenues from inter-segment transactions	(4,348)	(5,376)

Total consolidated revenues	¥704,644	¥677,086

Segment profits:
Total profits for segments	¥115,081	¥106,466
Corporate gains (losses)	(2,119)	(788)
Gains (losses) related to assets or liabilities of certain VIEs	(78)	(27)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	1,977	2,225

Total consolidated income before income taxes	¥114,861	¥107,876

	Millions of yen
	March 31, 2017	December 31, 2017
Segment assets:
Total assets for segments	¥8,956,872	¥9,192,737
Cash and cash equivalents, restricted cash	1,133,212	1,323,554
Allowance for doubtful receivables on direct financing leases and probable loan losses	(59,227)	(55,713)
Trade notes, accounts and other receivable	283,427	308,128
Other corporate assets	672,562	682,724
Assets of certain VIEs	245,049	100,488

Total consolidated assets	¥11,231,895	¥11,551,918

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the nine months ended December 31, 2016

	Millions of yen
	Japan	The Americas *1	Other *2*3	Total
Total Revenues	¥1,555,622	¥116,680	¥253,467	¥1,925,769
Income before Income Taxes	239,166	35,626	59,304	334,096

For the nine months ended December 31, 2017

	Millions of yen
	Japan	The Americas *1	Other *2*3	Total
Total Revenues	¥1,822,281	¥83,738	¥288,863	¥2,194,882
Income before Income Taxes	247,489	37,778	75,221	360,488

For the three months ended December 31, 2016

	Millions of yen
	Japan	The Americas *1	Other *2*3	Total
Total Revenues	¥588,151	¥29,382	¥87,111	¥704,644
Income before Income Taxes	72,695	19,594	22,572	114,861

For the three months ended December 31, 2017

	Millions of yen
	Japan	The Americas *1	Other *2*3	Total
Total Revenues	¥551,557	¥26,192	¥99,337	¥677,086
Income before Income Taxes	78,497	10,885	18,494	107,876

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East
*3

ORIX Corporation Europe N.V. (hereinafter, ”ORIX Europe”), one of the Company’s subsidiaries domiciled in the Netherlands, which has changed its name from Robeco Groep N.V. on January 1, 2018, is a holding company owning asset management companies. Due to its customer base spread across the world, total revenues and income before income taxes of the company are included in “Other.” Based on its legal entity location, the revenues of ORIX Europe were ¥71,914 million in the Americas and ¥56,102 million in Other for the nine months ended December 31, 2016, and ¥76,330 million in the Americas and ¥65,204 million in Other for the nine months ended December 31, 2017, and ¥24,730 million in the Americas and ¥19,235 million in Other for the three months ended December 31, 2016, and ¥25,897 million in the Americas and ¥24,884 million in Other for the three months ended December 31, 2017.

23.	Subsequent Events

There are no material subsequent events.